AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“COMMISSION”). INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PRELIMINARY OFFERING CIRCULAR DATED SEPTEMBER 13, 2021

MedicaMetrix, Inc.

600 Suffolk Street

Suite 250

Lowell, MA 01854

(617) 433-9233

www.medicametrix.com

Up to 4,000,000 shares of Common Stock

We are offering a maximum number of 4,000,000 shares of Common Stock on a “best efforts” basis to investors in this offering.

	Price to Public	Underwriting discount and commissions*	Proceeds to issuer**	Proceeds to other persons
Per Share/Unit	$5.00	0.05625	$4.94375	N/A
Total Maximum	$20,000,000	225,000	$19,775,000	N/A

* The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fees payable by the company to Dalmore. See “Plan of Distribution and Selling Securityholders” for details.

** We expect that the expenses of the offering will be approximately $1,653,200, which will cover professional fees and EDGARization expenses if the maximum number of shares are sold in this offering, but which will not include commissions or state filing fees. See the “Plan of Distribution and Selling Securityholders” for details. We plan to use a portion of the proceeds from this offering to undertake the marketing of the offering. See “Use of Proceeds” for more information.

Funds will be deposited into a segregated account maintained at Novation Solutions Inc. (O/A DealMaker, hereinafter “DealMaker”), who acts as the funds collection agent for the offering. Dealmaker is an online platform administering this offering for the benefit of the company. Any proceeds received in the segregated account will be made available to the company upon the company’s request and will not be refundable.

This offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements. The offering is being conducted on a best-efforts basis with a minimum investment by an investor of $250. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After each closing, funds tendered by investors will be made available to the Company assuming the Company has accepted the investors’ subscription for shares. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 6.

Sales of these securities will commence on approximately                   , 2021.

The company is following the “Offering Circular” format of disclosure under Regulation A.

If we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “MedicaMetrix, Inc.” or “MedicaMetrix” or “the company” or “us” or “we” refers to MedicaMetrix, Inc., a Delaware corporation and our subsidiary on a consolidated basis.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

A Letter from the Founders to Prospective Investors

Thank you for considering an investment in MedicaMetrix. We believe the medical products and technologies we bring to market will have a positive impact on the health of millions around the world. Before you review the offering circular, there are a few things we want to mention.

Our Company

MedicaMetrix was founded with a mission to provide innovative technologies and device solutions that transform the healthcare status quo, leading to better medical outcomes, streamlined care and enhanced patient experience.

We have a proven leadership team with years of experience creating successful new companies, launching new medical products and technologies, and creating shareholder value. Our team embodies the novel nature of our work. Inventors, engineers, software developers and product designers collaborate with physicians, clinicians, and researchers to develop ground-breaking medical solutions. While our backgrounds may be diverse, we are unified by our shared mission to help patients by pioneering better ways of diagnosing and treating serious diseases.

We have a prototyping and low-volume manufacturing facility in Lowell, Massachusetts in conjunction with the University of Massachusetts. We are planning software development, engineering and high-volume manufacturing facilities in Hyderabad, India. We are establishing our global distribution hub in Maastricht, Netherlands and seeking strategic relationships with distributors, clinics and medical research institutions around the world. To date, the company has not entered into any formal agreements with distribution partners.

How We Work

We identify actual curative needs and gaps in medical technologies and collaborate with inventors, front-line clinicians, product designers and developers to create transformational devices, solutions, and platforms. To successfully commercialize our products, we are building world class capabilities in six critical areas:

Innovative Medtech - identify, recruit, and acquire innovative medical devices in close partnership with the inventors

Design & Engineering - leverage outstanding design and engineering talent globally to delight clinicians and improve patient care

Clinical Excellence - conduct clinical studies with leading medical institutions around the world to achieve product refinement, patient safety and product efficacy

Global regulatory expertise - accelerate registrations, certifications and approvals required for market entry and fair and profitable reimbursement for our products and services worldwide

Global market reach - establish efficient and flexible global sales, marketing, and distribution networks by aligning with distinctive strategic partners

Global supply chain - create scalable, efficient global manufacturing and supply chains that deliver high-quality devices with attractive margins

Our Products

These capabilities are the foundation for our commercialization engine, starting with our first two products that we believe will prove our business model:

ProstaMetrix™ - Transforming Prostate Health Management

ProstaMetrix is a minimally invasive medical device that accurately measures the volume of the prostate gland early in the diagnostic process. Having a precise volumetric measurement provides a window into assessing prostate health and wellness, allowing physicians to accurately direct diagnostic procedures and plan specific treatments and drug therapies.

ProstaMetrix guides ongoing recommendations regarding active surveillance of prostate cancer, thereby reducing potential risks, reducing costly and unnecessary procedures and improving quality of life for patients. We have secured CE Marking which is a requisite UK and EU certification, and permits ProstaMetrix to be distributed commercially in India, the UK, Europe, and the Middle East. MedicaMetrix owns six patents and has one patent pending in relation to ProstaMetrix, with one more patent expected to be filed this year, which we believe will make us a formidable force in prostate health management. Our UK clinical study, which has been impacted by COVID-19 pandemic, is now tentatively scheduled to launch in the third quarter of 2021. We are in the process of seeking U.S. Food and Drug Administration (“FDA”) clearance under 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”) to market our ProstaMetrix device in the United States. Depending on the impact of the COVID-19 pandemic, sales of ProstaMetrix in India may commence in the third quarter of 2021. We are planning to launch additional prostate screening and diagnostic products in 2022 and 2023.

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SureSet™ Securement - Redefining Infusion Site Securement and Intravenous Tubing Management

Infusion site placement and management can be extremely variable. Clinicians use tape and bandages in a variety of ways to attempt to fasten the infusion tube and stabilize the catheter. This variability can lead to access issues, patient discomfort, catheter disruption and site failure.

The SureSet Securement device secures the catheter hub and infusion tube with a single site bandage and organizes the tubing for easy access and removal. Having one simple device streamlines infusion set-up, allows safe and easy access, while reducing aviation and improving safety. MedicaMetrix owns one patent and has two patents pending in relation to SureSet. As SureSet is a Class I device, only registration is required for the FDA, which was completed on March 3, 2021. Depending on the impact of the COVID-19 pandemic, sales of SureSet in India may commence in the third quarter of 2021.

***

Again, thank you for considering an investment in MedicaMetrix. We look forward to you joining us on our journey.

Robert and Satish

Implications of Being an Emerging Growth Company

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act of 1934, as amended. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

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SUMMARY

The Company

MedicaMetrix is a provider of medical technologies and products that improve the health and quality of life of people with chronic and other diseases. The company is an early-stage medical device company whose goal is to address the need for a more cost-effective and efficacious assessment of prostate-related health diagnostic requirements. Our product portfolio includes:

●	The patent-protected ProstaMetrix device (“ProstaMetrix”), allows urologists to measure prostate size at the bedside. Urologists can use this device at the tip of their finger while performing a digital rectal exam (“DRE”) to make an accurate, quantitative measurement of the prostate to calculate volume.
●	SureSet intravascular catheter device (“SureSet”), which is designed to stabilize an intravenous (“IV”) catheter and allow the IV tubing to be organized, secured, and accessible.

ProstaMetrix

We believe this device can help limit costly magnetic resonance imaging (“MRIs”), avoid unnecessary biopsies and greatly reduce complications of biopsies and unnecessary treatments. In 2016, ProstaMetrix was awarded the CE Mark (the regulatory permission to sell the product in the European Economic Area (including the UK), and the other nations who recognize the CE Mark, including India)

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SureSet

SureSet helps with the initial placement of an indwelling catheter without the need to reposition or reinsert the catheter and reduces the chance of accidentally compromising or dislodging the IV catheter. The use of SureSet results in increased patient comfort and a better overall patient experience. Simultaneously, this would define a new standard of care for placement and removal of the IV Catheter. The primary goals of SureSet are to:

●	Securely hold and organize intravenous tubing
●	Create a stabilized platform for the indwelling catheter
●	Facilitate easy and if necessary non-disruptive repetitive access to intravenous tubing
●	Define and create a standard process for placement and removal of the IV catheter

IVs can be used to secure the delivery of nutrients, hydration, and other therapeutic formulations. The procedure is generally considered to be invasive and it can be difficult to perform on certain patients.

The key is to be able to achieve success with the initial placement without the need to reposition or insert the catheter and act as a strain relief against accidental pulls on the IV tubing. Managing the connecting tubing is also important to minimize patient inconvenience. We believe that ease of use will give SureSet a competitive advantage as medical practitioners will be far more likely to use it over competing products.

As we progress, we plan to continue acquiring medical and wellness devices and technologies as opportunities present themselves and to integrate these devices and technologies into our business.

Our History

MedicaMetrix, Inc. is a Delaware corporation formed in May 2020 as MedicaMetrix, LLC and converted to MedicaMetrix, Inc. on October 6, 2020. MedicaMetrix, Inc.’s goal is to commercialize the intellectual property of the original MedicaMetrix, Inc. (“MMI”), which developed ProstaMetrix and in November 2016 secured the CE Mark for the device. The CE Mark is a conformity mark (Conformité Européenne) which all medical devices marketed in the EU/UK must have before they can be sold, and is also recognized in India. It is seen as a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation including those related to safety and, where required, has also been independently assessed by an organization designated by an EU country to assess the conformity of certain products before being placed on the market (a “Notified Body”) in accordance with applicable EU regulations. The CE Mark in the European Union and the FDA 510(k) clearance process in the United States perform similar functions, namely assessing the safety and efficacy of new devices. FDA certification, however, is significantly more expensive and time consuming to obtain. MMI, ceased operations, was dissolved and deregistered on October 2, 2018. MMI’s founder, Christopher LaFarge, held the intellectual property assets for ProstaMetrix upon MMI’s dissolution and on May 15, 2020 conveyed them to Satish Vankayalapati and Robert Rudelius, our co-founders. Our co-founders then conveyed these assets on May 18, 2020 to the newly established MedicaMetrix, LLC, which was converted to MedicaMetrix, Inc. on October 6, 2020. The CE Mark was renewed in May 2021 from GMED, a French Notified Body. The Company is in the process of seeking FDA 510(k) clearance to market our ProstaMetrix device in the United States, see “Regulation” below.

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ProstaMetrix Market Opportunity

The need for alternatives to transrectal ultrasound (“TRUS”) guided prostate biopsy, MRI and TRUS imaging as part of the initial prostrate health assessment has been long recognized in the urological community. The cost, inconvenience, discomfort, and potential for serious complications have resulted in many men delaying and in some cases foregoing procedures, particularly prostate biopsies, especially if they must be performed more than once. In addition, men with prostate cancer that is not clinically significant (indolent) are, with the advice of their doctors, choosing active surveillance (a.k.a. “watchful waiting”) over invasive therapies. In addition, active surveillance avoids the potential complications of biopsy (e.g. infections, erectile dysfunction, hematuria, urinary incontinence, etc.). It is conservatively estimated that the ability to avoid treating the 80% of men with low-grade disease who will never die of prostate cancer in the United States would save an estimated $1.32 billion annually (see, Aizer & et. Al., 2015, “Cost Implications and Complications of Overtreatment of Low-Risk Prostate Cancer in the United States”). Due to the relatively small size and design of the encoder of the ProstaMetrix device, we believe that the experience of the patient having a DRE with the device is similar to that of a standard DRE. Further, the DRE with the ProstaMetrix device will allow urologists to more closely and frequently monitor prostate volume changes without the significant costs of an MRI. The ability to monitor changes in the prostate volume will permit a urologist to more accurately gauge whether a biopsy, and/or therapeutic pharma or surgical intervention is required. Because the prostate gland grows throughout a man’s life, doctors and patients need to distinguish among the causes of its enlargement. For these reasons, we believe ProstaMetrix will be far superior in terms of patient outcomes, initial assessment based on quantitative data, ongoing monitoring, and an improved ability to decide who should be recommended for a prostate biopsy and who can remain on active surveillance.

We believe that the initial users of ProstaMetrix with be urologists, urologic oncologists, and urologic nurses. Over time, we believe it will be used by some primary care physicians (“PCPs”) who give a DRE as part of annual physical exam and may be used in screening clinics. However, a user must be able to reliably identify the lateral margins of the prostate by palpation to use the device successfully. Our ideal customers work in healthcare networks, urological practices, and hospitals in high density metropolitan centers who are quick adopters of high-value technology.

SureSet Market Opportunity

The use of intravenous (IV) therapy is an integral part of modern healthcare across the globe. These IV catheters have become an essential component of patient care in hospitals and clinics for a variety of therapeutic needs including rehydration, blood products, nutrition, and introduction of medication directly into the blood stream. According to 3M, hospitals and clinics purchase more than 330 million of these devices each year. 3M also estimates that more than 5 million central intravascular catheters (“CVCs”) are placed every year.

One of the key issues with IVs is dislodgement, i.e., unplanned disconnection. According to research published in the Journal of the Association for Vascular Access (“JAVA”), approximately 70 percent to 90 percent of hospitalized patients in the United States receive IV therapy at some point in their hospital stay. Without proper catheter securement or stabilization, perspiration, hair growth and skin oils can easily cause a dressing to lose its adhesive qualities. This is especially true for peripheral IV (“PIV”) catheters, which are placed in the hands or arms. These areas see a lot of movement from normal patient activity, thereby increasing the chances for dislodgement. According to the clinical survey, PIV catheters are the most commonly dislodged device.

Securement techniques and dressings are used in order to stabilize the device and hold the catheter in place and resist dislodgement due to accidental pull on the IV tubing, whether it’s a PIV or CVC. The most basic securement methods are either medical tape and a sterile transparent dressing placed on top of the IV catheter insertion site to stabilize the catheter and protect the insertion site. A standard transparent dressing is a flat film dressing that is applied over the catheter insertion site. Other dressings have a built-in mechanical securement method that can provide more stability than a normal transparent dressing. However, these methods are sometimes not strong enough to secure the catheter and can frequently result in dislodgement, particularly if done incorrectly or inconsistently.

The same study calculated the mean dislodgement rate to be even higher in eight prospective observational studies they reviewed, at 17.5 percent with the median dislodgement rate being 9.2 percent. A 10 percent mean dislodgement rate translates to 33 million dislodgements per year in the United States alone.

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SureSet is designed to be an IV stabilization device which serves to prevent unplanned disconnections. According to industry reports, the global catheter stabilization devices market size was valued at $1.2 billion in 2019 and is expected to grow at a CAGR of 10.0% over the forecast period from 2021 to 2028. Factors such as increasing demand for minimally invasive surgeries, high prevalence of lifestyle diseases, such as cardiovascular diseases, renal failure and cancers, increases in the number of procedures that may require these devices for postoperative care, and increases in the need to reduce catheter-associated complications and infections are expected to drive the market. Population aging also contributes to an increased need for use of these devices.

SureSet is a single use high volume medical appliance. The device is designed to be part of an overall IV securement system providing easy to use effective securement. The most frequent applications are found in blood, veterinary, epidural, chemotherapy, intravenous nutriments, and autohemotherapy applications. The Joint Commission, which is an independent, oldest and largest standards-setting and accrediting health care body in the United States, states that an estimated 80,000 Central Line-Associated Bloodstream Infections occur in ICUs each year in the United States. Globally, this number is 250,000 cases annually. Peripheral IV catheters are the most commonly used intravenous device in hospitalized patients. The CDC recommends the use of securement devices to reduce the risk of intravascular, catheter-related infections.

IV catheters are an indispensable part of patient care. The growing usage of IVs increases the risk of patients contracting infections from unplanned dislodgements that range from minor to life-threatening and are costly to treat. This often results in an increase in length of hospital stays and patient morbidity. As a result, effective stabilization of IV catheters has become a core requirement of patient care and plays an important part in reducing unplanned dislodgment and infections.

Our Intended Revenue Streams

We intend to initially derive the majority of our revenue from the sales of SureSet and ProstaMetrix.

We expect to commence revenue generation for ProstaMetrix in India in the third quarter of 2021, followed by the EU and the UK by the second quarter of 2022. We project that revenue from ProstaMetrix will be initially driven by sales to urologists, general practitioners, urological practices and healthcare systems that will use the device as an early screening tool and part of an ongoing prostate gland monitoring regime. ProstaMetrix will likely be attractive to urological oncologists and oncological treatment centers that will seek to actively survey and monitor clients who present with prostate cancer but who are not deemed to be candidates for surgical intervention.

We expect to commence revenue generation for SureSet in India in the third quarter of 2021. We anticipate that SureSet revenue will come from a much wider market since virtually every segment of the healthcare industry will have a potential use for a catheter stabilization device.

We will pursue additional revenue streams through opportunistic acquisitions and commercialization of other medical and wellness devices and technologies.

The Offering

Securities offered by us:	Maximum of 4,000,000 shares of Common Stock.

Common Stock outstanding before the offering (1):	10,000,000 shares

Common Stock outstanding after the offering (1):	14,000,000 shares, assuming we raise the maximum offering amount

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Use of proceeds:	Product development and refinement, additional trials, regulatory filings and expenses, establishment and expansion of manufacturing facilities, global business development, management compensation, marketing and administrative and general business expenses. See “Use of Proceeds” section of this Offering Circular for additional details.

(1) Does not include the shares of Common Stock issuable upon exercise of options issued under our 2020 Equity Incentive Plan (the “Plan”) or any shares of Common Stock that will remain reserved for issuance pursuant to the Plan. To date, we have granted 1,500,000 options under the Plan, of which none have been exercised.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. As an investor, you should be able to bear a complete loss of your investment. Some of the more significant risks include, but are not limited to, the following:

●	Our company is brand new and has no operating history.
●	We have not yet generated revenue or profit and it may take a long time for us to become profitable.
●	We have concluded there is substantial doubt about our ability to continue as a going concern.
●	Our ProstaMetrix and SureSet products do not have an existing commercial market and we may not be able to develop other commercially viable products on the timetable we anticipate, or at all.
●	A medical device candidate like ProstaMetrix can unexpectedly fail at any stage of clinical development and deployment.
●	Some of our products will be subject to regulation as medical devices, but we may not be able to obtain regulatory clearance in a timely manner or at all, which would adversely affect our ability to grow our business.
●	Even if we obtain necessary certifications and approvals for our devices, they and our future products may not gain market acceptance or be granted necessary CMS reimbursement codes.
●	We will be subject to continuing post-market government regulation that could have a material adverse effect on our business.
●	A reclassification of our products by the FDA could significantly increase our regulatory costs, including the time and expense associated with required clinical trials, or may require us to suspend or discontinue sales of our products.
●	We will need to raise additional funds.
●	Our ability to raise capital and to commercialize our medical device products may be materially affected by the COVID-19 pandemic.
●	We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business viability.
●	We have limited marketing and distribution means and will need to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements.
●	We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.
●	We may be subject to product liability claims which could have a material adverse effect on our business, our prospects and our reputation.
●	We may receive a significant number of warranty claims or our products may require significant amounts of service after sale.
●	The diagnostics and medical device markets are highly complex and competitive.
●	We expect to be highly dependent on third party suppliers and contractors that will need to have a high level of expertise and meet strict quality standards.
●	Our manufacturing facilities and contractors are subject to regulation and may not continue to meet necessary regulatory requirements or may become limited in their capacity.
●	We will rely on third-party manufacturers located in Asia and may experience production and shipping delays.
●	Insurance coverage and reimbursement may be limited or unavailable for ProstaMetrix, SureSet and our other products, which could make it difficult for us to sell our products.
●	Adverse regulatory or policy changes, including those relating to insurance reimbursement guidelines or levels, could have a material impact on our business.
●	If we fail to effectively protect our intellectual property, our business may suffer.
●	Because we store, process and use data that contains personal information, we are subject to complex and evolving laws and regulations regarding privacy and data protection.

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●	Our business is dependent on several key members of our management whom we may not be able to replace or continue to retain.
●	Our valuation and our offering price have been arbitrarily established by us and are difficult to assess.
●	There is no current market for any of the company’s shares of stock and you may lose your entire investment.
●	Voting control is in the hands of our co-founders.
●	We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.
●	The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.
●	This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

There are several risks and uncertainties in our business plan, including but not limited to the following:

Risks Relating to the Company and its Business

Our company is brand new and has no operating history. MedicaMetrix, LLC was formed in May 2020 and converted to a Delaware corporation, MedicaMetrix, Inc. on October 6, 2020. We have no established business operations, and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. MedicaMetrix, Inc. has incurred a net loss and has recorded no revenues since inception. There is no assurance that we will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

We have not yet generated revenue or profit and it may take a long time for us to become profitable. We are a new company and have not yet generated any revenue or profit. We do not yet have customers. Although we successfully obtained a CE Mark for ProstaMetrix (allowing for sales in India, the UK, and the EU) and registered SureSet with the FDA in the United States on March 3, 2021, we are still in the beginning stages of obtaining FDA clearance for ProstaMetrix, establishing our manufacturing facilities and developing our sales and distribution channels. We are working towards having sales of SureSet and ProstaMetrix in the third quarter of 2021, but we anticipate that it will take us at least nine months to reach a breakeven point and at least 18 months to achieve profitability, if at all.

We have concluded there is substantial doubt about our ability to continue as a going concern. As described in their audit report, our auditors have included an explanatory paragraph that states that we have not yet commenced planned operations and to date, we have not yet generated any revenue. The company was founded as MedicaMetrix, LLC in May 2020 and incorporated as MedicaMetrix, Inc. in Delaware on October 6, 2020. We have sustained a net loss of $1,211,061 for the period from inception (May 13, 2020) to January 31, 2021. In January 2021, we raised $3,000,000 in a Series B Preferred Stock issuance. While we have obtained sufficient investor capital to sustain the firm for a further nine months, the audit report states that our ability to continue as a going concern for a further twelve months beyond that is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Our ongoing operational expenses are now approximately $81,200 per month and anticipate these costs to rise as we implement our business plan. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our capability to implement our business plan. These matters raise some question about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we cannot continue as a sustainable entity, our stockholders may lose some or all of their investment in us.

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Our ProstaMetrix and SureSet products do not have an existing commercial market and we may not be able to develop other commercially viable products on the timetable we anticipate, or at all. ProstaMetrix may be difficult to scale to a commercially viable level because it must demonstrate that it is equivalent or superior to traditional diagnostic technology in terms of reliability, ease of use and cost efficiency. We may need to develop and refine ProstaMetrix, SureSet and our future products to ensure that our devices meet regulatory requirements, performance goals, market demands and cost targets. We may need to perform additional clinical trials and field testing, and we may encounter problems and delays. If the tests reveal technical defects or reveal that our products do not meet performance goals and cost targets, our commercialization schedule could be delayed as we attempt to address any defects or regulatory issues. If we are unable to find solutions, our business may not be viable.

A medical device candidate like ProstaMetrix can unexpectedly fail at any stage of clinical development and deployment. The historical failure rate for medical devices is unknown due to potentially overwhelming complexity, poor construction, safety, efficacy, changing standards of medical care and other variables. The results from clinical trials of ProstaMetrix may not predict the results that will be obtained in later phase clinical trials of this medical device, see “Principal Products - ProstaMetrix Clinical Studies and Trials”. We, the FDA or other applicable regulatory authorities may suspend clinical trials of ProstaMetrix at any time for various reasons, including, but not limited to, a belief that subjects participating in such trials are being exposed to adverse side effects, or other adverse initial experiences or findings. We may not have the financial resources to continue development of, or to enter into collaborations for ProstaMetrix if we experience any problems or other unforeseen events that delay or prevent regulatory certification or approval of, or our ability to commercialize ProstaMetrix.

Some of our products will be subject to regulation as medical devices, but we may not be able to obtain regulatory clearance in a timely manner or at all, which would adversely affect our ability to grow our business. Although we successfully obtained a CE Mark for ProstaMetrix (allowing for sales in India, the UK, and the EU) and registered SureSet with the FDA, our ability to sell ProstaMetrix in the United States in the future is subject to regulation by the FDA. In the United States, before we can market a new medical device, for a new use of, or new claim for or significant modification to an existing product, we must first receive either FDA clearance under Section 510(k) of the FDCA or premarket approval (“PMA”), unless an exemption applies. We are in the process of seeking FDA 510(k) clearance to market our ProstaMetrix device in the United States. The process of obtaining regulatory clearance and/or receiving a PMA to market a medical device can be expensive and lengthy, and applications may take a long time to be approved, if they are approved at all. There is no guarantee that, if required, we will successfully apply for and receive FDA clearance under the 510(k) or PMA for any of our products.

Further, in order to market and sell future products both within and outside of jurisdictions of the United States, we may be subject to similar regulatory requirements in such jurisdictions. For some products, we will require clearance from the FDA and approval from similar agencies in other countries prior to marketing our products for human health applications. We will need to establish, to the satisfaction of those organizations, that our products are safe and effective for use. Because our technology is fairly unique and innovative, we may not necessarily refer to existing technology to support our application and, as a result, cannot assure you that we will receive FDA clearance. We believe that the resources of the FDA are heavily engaged in monitoring, reviewing and approving testing solutions for COVID-19 and the underlying virus, SARS-Cov-2, and they may not have sufficient staffing or other resources to review our application in a timely manner.

Regulatory authorization procedures vary among jurisdictions and may require information and/or data beyond that required to comply with FDA requirements. We may not obtain the authorization(s) required to market our products within or outside the United States on a timely basis, or at all. Our failure or delay in obtaining required regulatory authorization to market our products in one or more countries may have a negative effect on our business.

Even if we obtain necessary certifications and approvals for our devices, they and our future products may not gain market acceptance or be granted necessary CMS reimbursement codes. Socio-cultural and legal concerns could result in limiting the adoption of our products or placing additional restricting regulations on their sales, use or distribution in select countries. Even with the requisite certifications and approvals, the commercial success of our products will depend in part on our ability to obtain necessary Centers for Medicare & Medicaid Services (“CMS”) reimbursement codes and on the medical community, patients, and third-party payors accepting these products as efficacious, medically useful, cost-effective and safe. CMS is the agency within the U.S. Department of Health and Human Services that administers the nation’s major healthcare programs. The CMS oversees programs including Medicare, Medicaid, the Children’s Health Insurance Program, and the state and federal health insurance marketplaces. Medical personnel may be reluctant to explore new methodologies or to integrate new diagnostic devices or procedures into their medical practice or wellness policies. As a result, we may not be able to obtain necessary CMS reimbursement coding and our efforts to educate the medical community and third-party payors on the benefits of ProstaMetrix, SureSet and our other products may require significant resources and be unsuccessful. If our products do not achieve an adequate level of acceptance and adoption and if we are unable to obtain necessary reimbursement codes, we may not generate significant product revenue and may not become profitable.

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We will be subject to continuing post-market government regulation that could have a material adverse effect on our business. The manufacture, labelling, advertising, promotion, record-keeping, post-market surveillance, and marketing of our products will be subject to extensive regulation and review by the FDA and numerous other governmental authorities in the United States and foreign countries where we may sell our products.

Even if we obtain regulatory clearance, we and our contractors will be subject to certain ongoing FDA and other governmental authorities’ regulations applicable to the manufacturing of products within our facilities and the facilities of our contract manufacturers, including, but not limited to, establishment registration, device listing, quality system regulations (“QSR”), adverse event reporting, correction and removal regulations, and certain record-keeping requirements. We will also be subject to periodic inspections to assess our compliance with the QSR. Accordingly, we and the contractors with whom we will work will need to continue to expend time, money and effort in all areas of FDA regulatory compliance, including manufacturing, production and quality control. The FDA and other national governmental authorities have broad enforcement powers. The regulations to which we will be subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs or lower than anticipated sales. Complying with regulations, and, if necessary, remedial actions can be significantly expensive. Failure to comply with applicable regulatory requirements may subject us to a range of sanctions, including substantial fines and penalties, warning letters that require corrective action, product seizures, recalls, halting product manufacturing, revocation of certifications or approvals, exclusion from future participation in government healthcare programs, substantial fines, and criminal prosecution. The incurrence or commencement of any such action would harm our reputation and cause sales of our products to suffer and may prevent us from generating revenue.

A reclassification of our products by the FDA could significantly increase our regulatory costs, including the time and expense associated with required clinical trials, or may require us to suspend or discontinue sales of our products. Under the Federal Food, Drug, and Cosmetic Act, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness.

Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to the FDA’s “general controls” for medical devices, which include compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labelling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to FDA’s general controls, and any other “special controls” deemed necessary by the FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure, though certain Class II devices are exempt from this premarket review process. When a 510(k) is required, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the device is “substantially equivalent” to a legally marketed device, which in some cases may require submission of clinical data. A legally marketed device is defined by statute to mean a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or another commercially available, similar device that was cleared through the 510(k) process. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. If the FDA determines that the device, or its intended use, is not substantially equivalent to a legally marketed device, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfil much more rigorous premarketing requirements in the form of a PMA.

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A Class III device includes devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to a device that has a new intended use or utilizes advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be reasonably assured solely by general and special controls. These devices almost always require formal clinical studies to demonstrate safety and effectiveness. Submission and FDA approval of a pre-market approval application or Biologics License Applications required before marketing of a Class III device can proceed.

We believe that SureSet would be classified as a Class I device, and ProstaMetrix would be classified under the non-significant risk definition for Class II medical devices; however, the FDA may disagree with those classifications and require us to apply for clearance as a Class II medical device or approval as a Class III medical device, respectively. In the event that the FDA determines that our products should be classified differently than we assume, we could be precluded from marketing the products for clinical use within the United States for months, years or longer, depending on the specific change in the classification. Reclassification of SureSet as a Class II or ProstaMetrix as Class III could significantly increase our regulatory costs, including the timing and expense associated with required clinical trials and other costs.

We will need to raise additional funds. Even if we were successful in raising the maximum amount in this offering, we will likely require additional rounds of fundraising. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we may need to raise additional equity capital, modify our development and growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price or offering terms or rights (such as liens over our assets) that are more favorable to new investors or creditors than to investors in this offering. If this happens, your investment in our company could be significantly or drastically diluted. See “Dilution” for more information. If we are unable to find additional investors willing to provide capital, we may choose to cease our sales activity, which may result in the company performing below expectations and which could adversely impact the value of your investment.

Our ability to raise capital and to commercialize our medical device products may be materially affected by the COVID-19 pandemic. The full impact on the U.S. and global economy and capital markets from the COVID-19 pandemic are uncertain, in terms of both scale and duration. The high level of volatility in the capital markets may make it difficult to raise funds, especially for early-stage companies that involve higher risk. If we are able to raise sufficient funds to begin the work of commercializing the ProstaMetrix and SureSet devices and related products, we may have difficulty securing supplies needed or manufacturing and distribution partners.

The impact of social distancing measures and related workforce reductions may negatively impact the ability of suppliers to deliver us the critical components we need for manufacture or the ability of any of our potential partners to operate effectively to meet our requirements. In addition, many of the third parties that we would rely on for production and distribution are likely to be highly engaged in manufacturing products aimed at combatting the pandemic by manufacturing testing supplies and equipment, medical equipment and/or potential treatments. We cannot assure you that, should we raise sufficient funds, we will be able to contract with suppliers, manufacturing partners or distribution partners at a level that would allow us to continue our operations or achieve profitability. For instance, due to COVID-19 we have modified our sales plan and determined to begin sales of both our current devices in India, where our manufacturing facilities are located. Finally, the COVID-19 pandemic may impact our ability to begin sales of ProstaMetrix and SureSet in line with our current timetable, particularly in India, which could impact our ability to generate revenue and become profitable.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business viability. We intend to use the proceeds of this offering to help us undertake additional clinical trials and achieve commercialization of our ProstaMetrix device, SureSet product and our other products, and to further develop them to address various markets. We may face significant challenges in developing, staffing and managing the production of these highly sensitive devices reliably and efficiently on a high-volume, low-cost basis. Manufacturing a sophisticated bio-tech product with exacting specifications in international locations requires expertise and experience which some of the members of our management team currently do not have. In addition, our future operating results will depend on our ability to effectively build and manage supplier and customer relationships across a broad geographic footprint. Our failure to effectively manage our growth could negatively impact our business results and prospects as well as our reputation.

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We have limited marketing and distribution means and will need to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements. We have limited marketing and distribution experience. To develop sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will need to be committed prior to any confirmation that ProstaMetrix or any of our other potential product candidates will receive the requisite clearance/approvals by the FDA. For product candidates for which we decide to perform sales, marketing and distribution functions ourselves or through third parties, we could face a number of additional risks, including that we or our third-party sales collaborators may not be able to build and maintain an effective marketing or sales force, and we may experience difficulty in managing the growth of our organization. If we use third parties to market and sell our products, we may have limited or no control over their sales, marketing and distribution activities on which our future revenues may depend.

Further, due to COVID-19, our initial marketing plans have changed, and we anticipate that the initial sales of both ProstaMetrix and SureSet will be in India. We intend to broaden the scope of our sales into the UK, EU, and the United States as covid related restrictions on exports from India ease, we begin to generate revenue, and (in the case of ProstaMetrix sales in the United States) we obtain the requisite regulatory approvals.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows. Because a significant portion of our business will be conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. Our primary exposures are expected to be related to nondollar-denominated sales in India and certain nondollar-denominated operating expenses and service cost of sales in Europe, where we are conducting research. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials to the extent that we must purchase components in foreign currencies.

We may be subject to product liability claims which could have a material adverse effect on our business, our prospects and our reputation. Product liability claims are common in the medical device industry. Depending on the magnitude of the damage, any of these occurrences could lead to civil lawsuits for which our insurance policies may not be adequate or available, and in certain cases, may even lead to criminal sanctions. Although we currently maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or at adequate amounts. We may be forced to pay significant damages, curtail operations or shut down, which could have a material adverse effect on our business, our prospects and our reputation.

We may receive a significant number of warranty claims or our products may require significant amounts of service after sale. Sales of the ProstaMetrix and SureSet devices and our future products will include a one-year warranty to cover issues other than for normal wear and tear. We may also provide practitioners with the option to purchase an extended warranty to extend the standard warranty from a one-year to a three-year warranty. As the number and complexity of the features and functionalities of our products increase, we may experience a higher level of warranty claims. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated expenditures for parts and services, which could have a material adverse effect on our operating results.

The diagnostics and medical device markets are highly complex and competitive. We have competitors in the United States, Europe, India and elsewhere, including major medical device companies, established biotechnology companies, specialty bio-engineering firms and universities and other research institutions. We will compete with established diagnostic methods and techniques as well as other companies that are developing or have developed diagnostic devices designed to exploit the markets we are targeting. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations than we do. We cannot assure you that developments by other companies will not adversely affect the competitiveness of our products. The diagnostic industry is also characterized by extensive research efforts and rapid technological change. Competition can be expected to increase as technological advances are made and commercial applications for diagnostic technologies increase. Currently, we see our competition as not only other imaging devices but advances in diagnostic tests (such as blood, saliva and/or urine tests) that track biomarkers. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and software that are more effective or less costly than any product candidates that we are currently developing or that we may develop, which could render ProstaMetrix, the SureSet product or any of our other products obsolete or non-competitive. As a result of these factors, our competitors may succeed in obtaining patent protection and/or regulatory clearances and/or approvals or developing and commercializing techniques and/or medical devices for markets that we are targeting before we do or may employ technologies that are deemed to be more effective or gain greater market acceptance than ours. We may not be able to market our products to compete successfully in the existing competitive environment. Competition in all these forms may impede the company’s ability to produce and sell a commercially viable product or be disadvantaged in some other manner which could materially impact the company’s business prospects.

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We expect to be highly dependent on third-party suppliers and contractors that will need to have a high level of expertise and meet strict quality standards. We expect to rely heavily on manufacturing partners to co-develop and produce the necessary technology and components for our ProstaMetrix device and other products. Due to the complexity of the technology in ProstaMetrix, our suppliers and manufacturing partners require a high level of expertise and will need to meet strict quality standards. We have established good working relationships with prospective partners; however, if we are unable to secure contracts with them, or if any contract is terminated for reasons outside of our control, it may be difficult for us to find new suppliers or contractors that are able to meet these standards. Furthermore, to the extent that any of our suppliers provides us with products that prove to be defective or fail to meet our specifications, or there are failures in manufacturing of our devices by a third party, our business and reputation will likely suffer.

Our manufacturing facilities and contractors will be subject to regulation and may not continue to meet necessary regulatory requirements or may become limited in their capacity. We currently intend to work with contract manufacturers to produce ProstaMetrix and/or our other products. Each supplier may require licenses or clearance to manufacture components for our products which they may not be able to obtain or retain. The regulatory authorities may audit our manufacturing facilities or those of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or upon third parties with whom we contract could materially harm our business.

We will rely on third-party manufacturers located in Asia and may experience production and shipping delays. The ProstaMetrix and SureSet devices and our other products will primarily be produced by, and purchased or procured from, independent manufacturing contractors located in Asia, mainly in India. A manufacturing contractor’s failure to ship our products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. Due to our currently projected overseas production of more than 80% of total production, our business is subject to a number of typical risks associated with international manufacturing and supply, including among others: political and economic instability; imposition of regulations and quotas relating to imports; imposition of increased duties, taxes and other charges on imports; labor shortages in India; a significant decrease in availability or an increase in the cost of raw materials; restrictions on the transfer of funds to or from India; disease epidemics and health-related concerns; increases in the costs of fuel, travel and transportation; increases in manufacturing costs should the United States dollar decline against major world currencies, particularly the Indian Rupee; higher labor costs being experienced by our manufacturers in India; and violations by foreign contractors of labor and wage standards and resulting adverse publicity. If these risks limit or prevent us from selling or manufacturing products in any significant international market, prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business.

The key raw materials that we use in our business could be subject to significant volatility in price and supply, which could increase our costs. We depend upon the availability, quality and cost of raw materials from around the world, which exposes us to price, quality and supply fluctuations, including those occurring because of the impact of disease or climate on harvests. Key raw materials include thermoplastics, resins, and adhesives, some of which are available only from a limited number of suppliers. Some suppliers who rely upon their feedstock, mostly in Texas, have had their supply chain severely disrupted by the freeze in February of 2021. A failure to recover higher or shortfalls in availability or quality could materially adversely impact our performance.

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Insurance coverage and reimbursement may be limited or unavailable for ProstaMetrix, SureSet and our other products, which could make it difficult for us to sell our products. Successful sales of the ProstaMetrix and SureSet devices as well as our other products depend on the availability of insurance coverage and adequate reimbursement from third-party payors. Because our products represent new approaches to prevailing treatment methods, we cannot be sure that insurance coverage and reimbursement will be available for them. Patients generally rely on third-party payors to reimburse all or part of the costs associated with their diagnosed treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which diagnostic procedures and follow-on treatments they will cover and the amount of reimbursement. Failure to obtain or maintain adequate insurance coverage and reimbursement for our products could limit our ability to market those products and adversely affect our ability to generate revenue.

Moreover, we are unable to predict what changes, if any, will be made to the reimbursement methodologies used by third-party payors in the future. We cannot be certain that under current and future payment systems, in which healthcare providers may be reimbursed a set amount on the type of procedure performed, such as those utilized by Medicare and in many privately managed care systems, the cost of our products will be justified and incorporated into the overall cost of the procedure. A failure by third-party payors to provide appropriate levels of reimbursement for the use of our products will have a material adverse effect on our business operations and financial condition and the value of your investment.

Adverse regulatory or policy changes, including those relating to insurance reimbursement guidelines or levels, could have a material impact on our business. Our business is premised on our ProstaMetrix device and our other products being able to meet regulations and policies in our target markets. If the regulatory framework in these markets becomes more restrictive to the point where our products are unable to meet these standards, the company will have difficulty in selling its products and potential customers may seek alternative technologies or diagnostic methods.

If we fail to effectively protect our intellectual property, our business may suffer. We will rely on our existing and pending patents and trademarks to protect our intellectual property. The issued patents and trademarks that we have may not adequately protect our products and applications. There is no assurance that patents with the desired breadth of claim coverage will be issued or could be maintained. The failure to obtain or maintain sufficient patents for our current technology or any future technology could materially impair our business prospects or, in the case of future development, impair our ability to expand our business into other markets. Our existing patent and patents that may be granted, as is generally the case with patents, will be subject to uncertainty with respect to their validity, scope and enforceability and thus we cannot guarantee you that our patents, or patents that we may license from third parties, will not be invalidated, circumvented, infringed upon, challenged, or become unenforceable. In cases where the company must license intellectual property from third parties, there is no guarantee that the company will be able to do so on acceptable terms.

Some of our proprietary processes, technologies and know-how are not under patent protection. Although we intend to seek patent protection where possible, in some cases we must rely on the law of trade secrets to protect our intellectual property. Accordingly, there is a risk that such trade secrets may not stay secret. This risk also applies to confidentiality agreements and inventors’ rights agreements with our strategic partners and employees. There is no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Finally, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

Because we store, process and use data that contains personal information, we are subject to complex and evolving laws and regulations regarding privacy and data protection. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across businesses. We are required to comply with increasingly complex and changing data privacy regulations. Complying with these and other changing requirements could cause us to incur substantial costs and require us to change our business practices in certain jurisdictions, any of which could materially adversely affect our business operations and operating results. We may also face audits or investigations by one or more government agencies relating to our compliance with these regulations. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged, and we could be subject to additional litigation and regulatory risks. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and potentially have a material adverse effect on our business operations, financial condition and results of operations.

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There are a number of federal, state and foreign laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services, or HHS, promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. If we or any of our service providers are found to be in violation of the promulgated patient privacy rules under HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and operating results.

Our business is dependent on several key members of our management whom we may not be able to replace or continue to retain. We rely on key members of our management team whom it will not be easy for us to replace if we fail to retain them. These key members are very knowledgeable in the life sciences industry which requires a high level of expertise. We believe that we have and will continue to offer our key personnel and management competitive compensation packages, but we cannot assure you that our key personnel or all members of our current management team will remain with the company or that we will be able to replace them with officers or employees that have the correct skill sets and qualifications that we need. Our success will greatly depend on the skills, connections and experiences of our two founders, Robert Rudelius and Satish Vankayalapati, our Executive Vice President of Global Business Development, Richard C. Carlson and on our COO, Christopher LaFarge. Our company may not continue operations if any of them discontinue working for the company. Currently, they are receiving $5,000 per month in compensation for their positions. We do not maintain any key person insurance and the loss of any of our key personnel could significantly impair our ability to establish a viable business. In addition, our key personnel are serial entrepreneurs. It is possible that some, if not all, of our key personnel may exit the business within the next three years. If one or more of our key personnel exit the business the company may experience financial loss, disruption to our operations and technology development, damage to our brand and reputation and, if any departing person joins a competitor, a weakening of our competitive position.

Risks Related to the Securities and the Offering

Our valuation and our offering price have been arbitrarily established by us and are difficult to assess. MedicaMetrix, Inc. has set the price of its Common Stock at $5.00 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. While there is emerging customer interest, we have no orders in place yet. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants under the Plan or other stock-based incentive program may dilute the value of your holdings. You should not invest if you disagree with this valuation. See “Dilution” for more information.

There is no current market for any of the company’s shares of stock and you may lose your entire investment. There is no formal marketplace for the resale of the company’s Common Stock. If you decide that you want to resell these securities in the future, you may not be able to find a buyer and may lose your entire investment.

Voting control is in the hands of our co-founders. Currently, 89.4% of voting control is directly or indirectly concentrated in the hands of our co-founders, Satish Vankayalapati and Robert Rudelius. Assuming we sold four million shares in this offering, they would continue to hold 54.0% of voting control. Therefore, your ability to influence our policies or any other corporate matters, including the election of directors, changes to our company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval, would be limited.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses. In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its common or preferred stock and/or other classes of equity or debt that convert into shares of common or preferred stock, any of which offerings would dilute the ownership percentage of investors in this offering. See “Dilution.” Furthermore, if the company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the company may accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the company, its business, development, financial condition, operating results or prospects.

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The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file supplements to our Offering Circular reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing shareholders. Investors in this offering will pay $5.00 per share. The table below also assumes that the current holders of Series A Preferred Stock and Series B Preferred Stock converted their holdings to common stock). This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the Commission requires.

	$5,000,000 Raise	$12,000,000 Raise	$20,000,000 Raise
Price per Share	$5.00	5.00	5.00
Shares Issued	1,000,000	2,400,000	4,000,000
Capital Raised	$5,000,000	$12,000,000	$20,000,000
Less: Offering Costs	$411,300	987,120	1,653,200
Net Offering Proceeds	$4,588,700	11,012,880	18,346,800
Net Tangible Book Value Pre-financing	$2,405,053	2,405,053	2,405,053
Net Tangible Book Value Post-financing	$6,993,753	13,417,933	20,751,853

Shares of Common Stock issued and outstanding pre-financing (as of January 31, 2021)(1)	13,727,273	13,727,273	13,727,273
Total Post-Financing Shares Issued and Outstanding (1)	14,727,273	16,127,273	17,727,273

Net tangible book value per share prior to offering	$0.17	0.17	0.17
Increase/(Decrease) per share attributable to new investors	$0.30	0.66	1.00
Net tangible book value per share after offering	$0.47	0.83	1.17
Dilution per share to new investors	$4.53	4.17	3.83

(1)	Includes Series A Preferred Stock and Series B Preferred Stock on an as converted basis.

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
●	In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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USE OF PROCEEDS

Please see the table below for a summary of our intended use of proceeds from this offering:

	$5,000,000 Raise Use Category %	$12,000,000 Raise Use Category %	$20,000,000 Raise Use Category %
Product Development, Refinement and Additional Trials	31.6%	29.4%	29.4%
Regulatory Filings and Expenses	1.9%	0.8%	0.8%
Establishment and Expansion of Manufacturing Facilities	16.3%	16.3%	16.3%
Global Business Development & Marketing	21.0%	23.2%	23.2%
Administrative and General Business Expenses	12.6%	12.6%	12.6%
Management Compensation	6.0%	4.9%	4.9%
Inventory, Shipping & Working Capital	10.6%	12.8%	12.8%
Total	100%	100%	100%

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Overview and Structure

MedicaMetrix, Inc. is a Delaware corporation formed in May 2020 as MedicaMetrix, LLC and converted to MedicaMetrix, Inc. on October 6, 2020. The goal of MedicaMetrix, Inc. is to provide medical technologies and products that improve health and quality of life for people with chronic and other diseases. Our mission is to develop and market proprietary devices that focus on disease diagnosis and continued monitoring, at substantially reduced costs compared with current technology.

In May 2020, we acquired the intellectual property assets for one of the primary products that we intend to commercialize using funds raised in this offering, ProstaMetrix. ProstaMetrix is a low cost, quantitative approach for measuring prostate volume.

In August 2020, we also acquired the intellectual property assets for SureSet, which is designed to stabilize an IV catheter and allow the IV tubing to be organized, secured and accessible. SureSet helps achieve success with the initial placement of an indwelling catheter without the need to reposition or insert the catheter. It also manages the connecting tubing and minimizes patient inconvenience.

As we expand, we plan to opportunistically acquire intellectual and licensing rights to other high-value medical and wellness products and devices and to incorporate them into our business and marketing strategy.

MMI, the entity from which the intellectual property assets for ProstaMetrix were acquired, secured the European CE Mark, a certification symbol that indicates conformity with health, safety, and environmental protection standards for products sold within the European Economic Area, for ProstaMetrix. The CE Mark is also recognized in India. MMI ceased operations, was dissolved and deregistered on October 2, 2018. MMI’s founder, Christopher LaFarge, held the intellectual property assets for ProstaMetrix upon MMI’s dissolution and in May 2020 conveyed them to Satish Vankayalapati and Robert Rudelius, our co-founders. Our co-founders then conveyed these assets to the newly established MedicaMetrix, LLC, which was converted to MedicaMetrix, Inc. on October 6, 2020. The CE Mark was renewed by the company in May 2021

As of April 30, 2021, the company has two production facilities: one in Lowell, Massachusetts and the other in Hyderabad, India. The company plans to set up equipment testing and verification and a global distribution center in Maastricht, Netherlands. The Hyderabad entity, MedicaMetrix Device Private Limited, a company incorporated in India, became a majority-owned subsidiary of MedicaMetrix, Inc. on January 11, 2021.

Principal Products

We currently have two products which we intend to commercialize in the immediate future.

ProstaMetrix

ProstaMetrix is a minimally invasive, prostate volume measurement device that helps physicians evaluate the size of a patient’s prostate gland. It is designed to accurately measure the volume of the prostate gland early in the diagnostic process and throughout a patient’s ongoing care with his clinical team. ProstaMetrix complements the Digital Rectal Exam (“DRE”) and the biomarker, Prostate Specific Antigen (“PSA”), by calculating prostate volume and PSA Density (“PSAD”). This is an important metric for multiple prostate health issues. PSAD assists clinicians in more accurately differentiating between clinically significant and indolent forms of prostate cancer in order to provide more appropriate treatment strategies in prostate disease management.

The ProstaMetrix measurement can be done easily at a clinician’s office during a routine DRE, and with minimal patient discomfort. Its output, prostate volume in cubic centimeters (ccs), is instantly available at the time of the procedure, and when taken together with other factors (e.g., PSA and DRE), contributes significantly to the determination of the proper course of treatment for men presenting with prostate disease, as well as helping to determine the risk of detectable prostate cancer versus clinically significant prostate cancer.

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Accurate prostate volume measurement helps physicians assess a patient’s prostate status to better plan and monitor treatments for benign prostatic hyperplasia (“BPH”) and prostate cancer, opt for drug therapies, and determine data driven recommendations for prostate biopsies versus active surveillance. Using ProstaMetrix to measure prostate volume early in the diagnostic process, in conjunction with other tools, enables more accurate diagnosis of prostate health and differentiates patient risk, allowing clinicians to make appropriate and effective treatment decisions. We believe ProstaMetrix is the easiest, lowest cost way to measure the volume of the prostate and can allow a urologist to optimize future diagnostic testing and treatment(s), to minimize the costs and negative outcomes from unnecessary test, and increase the efficacy of treatments and procedures.

How ProstaMetrix Works

ProstaMetrix is a unique, proprietary, and patented, measurement system built around a disposable, fingertip optical encoder and a durable controller connected via a fiber optic cable.

●	The encoder is placed over the clinician’s finger, its fiberoptic cable plugged into the controller, and then the encoder is inserted in the patient’s rectum in the same way as for a DRE.
●	The encoder’s balloon is then inflated, and the clinician finds the left or right edge of the palpable surface of the prostate (the “lateral margin”), pushes a button, or foot pedal, to begin measurement, and slides his finger to the opposite edge and stops the measurement process with a second button/pedal push.
●	As finger slides across the rectal wall, the encoder’s rollerball turns and a radial grid on its posterior surface is read through the optical fibers by the controller sensors and electronics to produce a distance measurement. This measurement is used by the controller to calculate prostate volume in cubic centimeters (ccs) using a proprietary algorithm. The algorithm is analogous to using the radius of a sphere to calculate its volume.
●	The fingertip optical encoders are single-use and disposable; the controller is completely reusable.

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Prostate Health

The prostate is a gland that is an important part of the male reproductive system. It is normally a walnut-sized gland that is found just under the bladder and surrounding the urethra. The prostate enlarges throughout life as men age. The prostate may be affected by one or more of the following conditions caused at least in part by this growth and concomitant stricture of the urethra:

●	Urinary complications. An enlarged prostate can cause chronic urinary retention resulting in a number of urological complications, sometime referred to as BPH and more recently as Bladder Outlet Obstruction. BPH is very common among older men, affecting about 60% of men over age 60 and 80% of men over age 80. A few known risk factors include age, diet, and obesity.
●	Prostatitis. Prostatitis, or swelling and inflammation of the prostate gland, is a common condition that affects many men and often results in elevated PSA blood serum levels. Almost half of adult men will be treated for it sometime in their life and it is the most common prostate problem for men under 50. Prostatitis is not considered a disease per se, and it generally does not lead to prostate cancer. There are a number of treatment options available depending on whether it is chronic prostatitis or chronic pelvic pain syndrome, acute bacterial prostatitis, chronic bacterial prostatitis, or asymptomatic inflammatory prostatitis, but the most efficient relief is early detection. Each has its own set of symptoms and causes.
●	Prostate Cancer. According to the International Journal of Cancer, prostate cancer is the third most common cause of death from cancer in men of all ages and is the most common cause of death from cancer in men over age 75 in the world. Prostate cancer can be a serious disease (“clinically significant” or “aggressive”); however, all cancers are not equal in stage or severity – 50% of prostate cancers are indolent (a.k.a., “not clinically significant”) and not life-threatening and most men diagnosed with prostate cancer do not die from it. In fact, more than 3.1 million men in the United States who have been diagnosed with prostate cancer at some point are still alive today either due to treatment or the nature of the disease. According to the American Cancer Society, in the United States, over 230,000 men are diagnosed with and more than 33,000 men will die from prostate cancer each year.

The Problem

The unmet medical need addressed by the ProstaMetrix device is to assist in distinguishing clinically significant (“aggressive”) from not clinically significant (“indolent”) prostate cancer. Prostate cancer is the most common cancer in men in the United States, with 192,000 new cases and 33,330 deaths reported annually. The significance of this unmet need is that many indolent prostate cancer patients face uncertain outcomes and unnecessary interventions, while others face delays in receiving potentially lifesaving treatment. PSA is the best known of an increasing number of biomarkers for prostate cancer (PCa), but none reflect tumor behavior reliably. Over the past three decades, PSA density (PSAD is equal to serum PSA level divided by prostate volume in cc’s) has been shown to enhance the ability to identify men at serious risk for clinically significant prostate cancer and improve screening and selection of patients for either intervention or observation without intervention (“active surveillance”). The limiting factor in obtaining PSAD is the measurement of prostate volume. Today this can only be done with imaging technology requiring a separate appointment for either trans-rectal ultrasound TRUS, or MRI, resulting in delays, expense, and demands on resources and personnel, and, in the United States, determination of prostate volume using imaging is not reimbursed.

The breakthrough technology of this device is a patented finger-tip optical encoder (“encoder”) which fits over either index finger. The encoder uses a roller wheel with a calibrated radial grid which is read by optical fibers, one to illuminate the grid, one to read lines. During a rectal examination as the finger progresses from one lateral margin of the prostate to the other, rotation of the roller tracks the finger’s motion accurately by reflecting a light signal carried back to the controller sensors via the fiberoptic cable. The encoder and controller together constitute the ProstaMetrix device. The controller counts the lines, translates this into a distance in millimeters, calculates and displays prostate volume on its 7-inch touchscreen, in real time. This enhanced rectal examination may be performed in clinics, offices, or hospitals as the ProstaMetrix device is small, lightweight, and mobile. Advantages of using the ProstaMetrix device are real-time, point of care results and significant cost reduction of, by our estimates, 50% to 60%, perhaps even more.

The Problem Relying on Prostate Specific Antigen, PSA

Today, one of the common markers for prostate cancer diagnosis is PSA. PSA is glycoprotein produced primarily by the epithelial cells that line the acini and ducts of the prostate gland. While PSA has been used as a biomarker for prostate cancer, it has low specificity (representing the proportion of subjects who test negative for a condition and truly do not have it) and low sensitivity (representing the proportion of subjects who test positive for a condition and truly have it). As a result, approximately 75% of prostate biopsies produce a finding of no cancer resulting in an estimated expenditure of approximately $1.65 billion annually on negative biopsies in the United States.

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PSA’s low sensitivity is due to a number of external factors. As men age, their prostate enlarges, increasing the amount of PSA that leaks into the bloodstream. An elevated PSA may be due to other factors, including bladder outlet obstructive disease, BPH, and/or prostatitis. Blood serum levels cannot differentiate between the causes of its elevation. Having an elevated PSA level does not automatically mean that one has prostate cancer – it means that further analysis (including biopsies) may be needed to determine the underlying cause. Further, not all prostate cancers are created equal. The overwhelming majority is very slow-growing and never need treatment. Others can be fatal within a matter of years after they are diagnosed. The PSA test cannot distinguish between the types of cancer. PSA can only be used as a tool in overall diagnostics of prostate health.

The Issue with Biopsies

●	Biopsies are invasive procedures. A biopsy can result in pain, bleeding, infection, and other complications. The patient often has blood in the urine after a biopsy (hematuria), and there may be traces of blood in the semen. If the patient has hemorrhoids, biopsy needles may accidentally puncture them, causing significant rectal bleeding, which can necessitate immediate treatment.
●	Biopsies can miss the cancer. The prostate of a young man is about the size of a walnut. With age, virtually all men suffer prostate enlargement or BPH, and the prostate can grow to the size of a lime, or a lemon, or even an orange. Due to the size of the prostate, biopsies often miss cancer that may be nestled in the prostate, which is multiple repeat biopsies may be necessary. If the PSA stays at a high level or continues to rise, urologists will recommend additional biopsies. Repeated biopsies are frustrating, painful, and can be injurious.
●	There is a risk of infection as a result of a biopsy. Some men, including those with diabetes, prostatitis, urinary tract infection or those who use a urinary catheter, are at a considerably higher risk of an infection than others and may require antibiotics. The 30-day hospitalization rate (percentage of patients undergoing a procedure who are hospitalized with complications of the procedure within 30 days) is 7% for prostate biopsies, and this doesn’t include complications such as hematuria, urinary incontinence, or erectile disfunction.

The issue with Prostate Volume Measurements

Prostate volume measurements are available today but are expensive and generally only available late in the diagnostic workup when most of the cost of diagnosis has been expended. Volume is generally calculated using trans-rectal ultrasound (“TRUS”) or MRI. Both methods are expensive, often ranging from $640 to over $1,000 for TRUS and $2,000+ for MRI, per procedure.

Advantages of ProstaMetrix

ProstaMetrix has applications in both prostate cancer diagnosis and treatment and benign prostatic hyperplasia.

Benefits of ProstaMetrix as compared to currently available diagnostic methods include:

●	Less-invasive option for patients;
●	An efficient way for patients and physicians to monitor the progression of the disease;
●	Reduced number of unnecessary and costly imaging procedures and potentially harmful biopsies;
●	Removal of risks and complications that sometimes arise from biopsies;
●	Lower overall patient costs for prostate surveillance;
●	Increased speed in volume information available for physicians; and
●	Reduction of over-treatment of indolent cancer, which exceeds $3 billion annually in the United States.

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ProstaMetrix Clinical Studies and Trials

Clinical studies have found that ProstaMetrix provides accuracy and repeatability in measuring the width of the palpable surface of the prostate. Data from a series of clinical trials conducted by the original developer of ProstaMetrix have demonstrated both accuracy and repeatability. MMI, the company that developed the intellectual property for ProstaMetrix, completed three verification and validation studies in the United States.

Complete validation protocols and related study documents and reports of the validation methods used with ProstaMetrix, and other supporting verification and validation documentation is available from the Company and includes the following (each of which was conducted on the ProstaGlove, a predecessor to the ProstaMetrix):

Protype Testing

●	Lab Bench Testing. We conducted lab bench testing on Prototype 3.4 of the ProstaGlove, testing what amount of force (N/Kg) applied to the finger clip in order to cause adhesive failure. Failure occurred between 1.2 and 1.33 kg (or 2.75 lbs ± 0.17lbs), representing a force far greater than could be expected under any clinical use scenario.

●	Lab Bench Study Reports. We conducted two lab bench study reports to test the intrinsic accuracy of the ProstaGlove device in terms of prostate volume using three operators measuring volume on a 35 mm prostate model they were unable to see. Our results showed an average of 34.83mm ± 0.96mm, equal to a 2.8% error.

Pre-clinical Studies

●	Pre-clinical study MMPG1-000 Model Validation. Our first pre-clinical study measured the accuracy of the ProstaGlove in determining the palpable width of a 40mm prostate model in a prostate examination model, based on use by multiple physicians. Our results showed an average of 39.33mm ± 0.58mm, equal to a +/-1.4% error (r = 0.8332, p < 0.0001).

●	Pre-clinical study MMPG1-001 TRUS study. Our second pre-clinical study measured the accuracy of measurements taken using a transrectal ultrasound (“TRUS”) on a retrospective basis using the medical records of 106 subjects. Our results showed a strong correlation (r = 0.7724, p < 0.0001) between width of the palpable surface and prostate volume as determined by the TRUS machine.

●	Pre-clinical study MMPG1-003 First-in-Human. Our third pre-clinical study measured the accuracy of the ProstaGlove in determining the palpable width of prostates (in mm) in 27 subjects conducted by multiple physicians. Our results showed an average deviation from the mean of 2.8mm, which was not statistically significant.

●	Pre-clinical study MMPG1-002 Repeatability study (Version 5.0 of device). Our fourth pre-clinical study failed to find solid repeatability data due to issues with quality assurance for the encoders and lags in the hardware controller and quality control. As a result, we redesigned the encoder, tweaked the electronics, and brough manufacturing in house.

●	Pre-clinical study MMPG1-001 Repeatability study (Version 5.1 version of device). Our fifth pre-clinical study measured the accuracy of the ProstaGlove in determining the palpable width of prostates (in mm) in 70 subjects conducted by three urologists. Our results showed an average deviation from the mean of ±1.3-1.6mm which was not statistically significant.

●	Pre-clinical study MMPG1-001 Comparator study ProstaMetrix vs. TRUS/MRI (planned). Our sixth pre-clinical study, which is currently in the planning stages, is intended to measure the correlation of prostate volume as measured by the ProstaMetrix and MRI. If successful, we plan to use these results as the basis for our FDA 510(k) submission.

Other Testing

●	IEC 62366 testing. In this study, ProstaMetrix was found to meet the requirements of IEC 62366 (Medical devices – Application of usability engineering to medical devices) by an outside certified test laboratory.

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The company is in the process of arranging additional clinical trials in the United Kingdom and the Netherlands, which will involve 250 to 300 subjects. This study is designed to further validate that the ProstaMetrix procedure will provide clinical data that is at least as accurate as MRI and TRUS examinations that are commonly used to obtain volume. This study will be conducted so that key urological opinion leaders in the United Kingdom and the Netherlands will have an opportunity to use ProstaMetrix while diagnosing their patients. This study will involve a minimum of 150 patients from each imaging alternative and the ProstaMetrix system. All investigators and clinical study guides will be key opinion leaders, who are well-regarded experts in their specialties and who are urologists at top medical centers in the United Kingdom and the Netherlands. The intent of these additional clinical studies is to substantiate the position that ProstaMetrix and the TRUS measurements are strongly correlated, but this study is designed to provide the data, which, we believe, will provide statistical confirmation of that correlation.

SureSet

The SureSet intravascular catheter is a single use medical device. The device is designed to be part of an IV securing system. The primary goals of the SureSet IV are:

●	To accommodate and organize intravenous tubing;
●	To stabilize the indwelling catheter;
●	To allow easy access to intravenous tubing; and
●	To define and create a standard process for placement and removal of the IV catheter.

The device is made of a rugged opaque plastic material so that the needle and tubing can always be seen by the infusion nurse. The components required to emplace SureSet are provided in a complete set or as separate accessories. A tubing set usually includes a back-check valve, access port, roller clamp and secondary IV tubing.

The most frequent use for SureSet is expected to be in blood, veterinary, epidural, chemotherapy and autohemotherapy applications. Users of SureSet are expected to include hospitals, specialized clinics, ambulatory surgery centers, skilled nursing centers as well as home care and longer-term care facilities.

SureSet is attached to a special Tegraderm patch which ensures that the device can be securely attached to the patient and removed when necessary. After the needle is successfully positioned, the proper length infusion tubing can be looped and placed inside the top of the device. A secure cover can then be closed, locking the tubing in place to prevent it from uncoiling and popping out of the device.

A substantial amount of the development work has already been completed on the device. This includes having refined the product design, operating features of the device and the method for attaching it to patients. The company has also done some feasibility testing on anatomical models and the arms of clinical volunteers.

We have worked extensively with the Medical Device Center at the University of Minnesota to optimize and finalize the design of the device. We generated numerous working prototypes using 3D printing technology. The design team has also experimented with different materials to improve the securing of the tubing and the geometry of the device to ensure good adherence to the Tegraderm patch, which is commonly used on these procedures.

Place the protective dressing over the puncture site/catheter entrance site and IV hub in preparation for SureSet device.	Place the SureSet device tunnel side of the IV hub and position the rectangular slot opening over the push off tab.	Secure the tubing hand, taking into consideration the natural bending tendency of the tubing, bring the tubing into a j-configuration to the left channel or backwards j-configuration and press the tubing into the selected side channels.	Close the cover of the SureSet device and secure the latch by applying downward pressure on the cover. You may feel or hear a snap as the latch engages.

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Advantages of SureSet

According to research on IV dislodgement published in JAVA, dislodgement was considered a safety risk across all settings, by all specialties, and occurred among all device types. Dislodgement was most commonly considered always a safety risk for patients, with the majority of respondents (39%-49%) in agreement for all settings and across specialties, except in neurology, where 32% selected always but 40% selected sometimes. A conservative projection of accidental dislodgement incidence is 19 million events per year in the United States, representing a significant problem affecting medication administration, clinician time allocation, cost, and patient risk.

The Joint Commission, which is an independent, oldest and largest standards-setting and accrediting health care body in the United States, states that an estimated 80,000 Central Line-Associated Bloodstream Infections occur in ICUs each year in the United States. Globally, this number is 250,000 cases annually. The demand for these devices for the management of patients suffering from urinary diseases is increasing. Increase in cases of such infections is one of the key factors driving the need for their proper and effective securement. The CDC recommends use of securement devices to reduce the risk of intravascular catheter-related infections. The growing need of catheter IV securement devices globally in various application areas is anticipated to ultimately contribute to the increasing usage of stabilization devices.

Research shows that engineered stabilization devices, such as SureSet, provide better securement and stabilization. These devices may also afford better control of the catheter and connected tubing than tape or transparent dressings. These engineered technologies include adhesive-based anchoring devices, as well as devices that allow the catheter and/or tubing to be positioned and held in place either by a molded technology or a Velcro-type surface. In fact, the Infusion Nurses Standards of Practice recommend the use of engineered stabilization devices for better outcomes with all types of vascular access devices.

SureSet Clinical Trials

We intend to complete an Institutional Review Board (“IRB”)-approved study, enrolling 80–100 patients, and evaluate the ease of use and the method for securing the device to the patient in an infusion episode of care. The function of the closing and locking portion of the device and the ease with which the IV tubing is organized and adjusted will also be evaluated. The data generated in this study will be used to make an iterative submission to the FDA about SureSet’s efficacy, which submission is recommended before we commence sales of SureSet in the United States.

Intellectual Property

MedicaMetrix, Inc. currently holds intellectual property rights to ProstaMetrix and SureSet, including issued, granted and pending US and European patents as well as trademark registrations.

On May 18, 2020, Robert Rudelius and Satish Vankayalapati contributed to the company via an Assignment of Patent Rights, which is attached as an Exhibit to the Offering Statement of which this Offering Circular forms a part, six issued U.S. patents and one international patent that support the ProstaMetrix product.

On August 1, 2020, MedicaMetrix entered into a license agreement with Daniel Larkin, M.D. Under the terms of this license agreement, MedicaMetrix holds an exclusive worldwide license to underlying technologies used by MedicaMetrix for its SureSet Securement device. The license agreement includes both the right to Dr. Larkin’s issued patent as well as future filed patent applications in the U.S. and international markets. The effective term of the license agreement extends through the term of the related patents. In the event of default, licensor may also terminate the agreement (after written notice) if MedicaMetrix fails to cure a breach. The license agreements contain the following key terms: (i) payment of royalty fees of 4.5% based on net revenue of the licensed product (ii) reimbursement of certain product development expenses; and (iii) other payments or equity options of various amounts based on achieving certain milestones.

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Trademarks

MedicaMetrix, Inc. has registered its trademarks (“MedicaMetrix”, “ProstaGlove” and “ProstaMetrix”) in the United States, European Union, Canada, and Australia.

Patents

MedicaMetrix has one additional patent pending in relation to ProstaMetrix, with one more patent expected to be filed this year and has one patent for SureSet with two additional patents pending.

CE Mark and ISO Certifications

We re-certified the EU CE Mark for ProstaMetrix in May 2021, which will be good until 2024. The CE Mark is a certification mark that indicates conformity with health, safety, and environmental protection standards for products sold within the UK and the European Economic Area and is also recognized in India.

We have completed the following ISO Certifications:

	ISO Number	Description	Issue Date	Expiration Date
1.	13485:2016	Quality Management System	September 3, 2020	September 2, 2023
2.	45001: 2018	Occupational health and safety standard	September 3, 2020	September 2, 2023

These certifications of ISO.org standards are written assurances by an independent body that the product, service or system in question meets specific requirements ISO requirements.

Market Opportunity for ProstaMetrix

Urological diseases and chronic kidney diseases have a significant incidence in India at 250 annual hospitalizations per 100,000 population, according to The World Bank. Complications of bladder outlet obstructive disease caused by BPH is the single largest cause of (among other things) prostate cancer. As a result, bladder, kidney and urethral diseases are often addressed jointly. Low awareness, high cost and an acute demand-supply gap in diagnosis as well as medical treatment are the key challenges in this market. Approximately two out of every five Indian men have bothersome lower urinary tract symptoms due to BPH.

The data from national cancer registries shows that the incidence of cancer is on the rise in India, including prostate cancer and kidney cancer in the male population. The prevalence of urological disorders also increases with an increase in age, which is important as the population of Indians older than 60 years is set to double from 117 million in 2015 to 246 million by 2040.

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According to the American Cancer Society, prostate cancer is the second most common cancer, and the second leading cause of cancer-related death in men in the United States. Approximately 28% of all male cancers in the United States are prostate cancer, which affects every one out of six men. Over 190,000 cases of prostate cancer were diagnosed in the United States in 2017 and over 30,000 men die of prostate cancer in the United States every year. Over 20 million digital rectal exams are performed in the U.S. market each year to determine the health of the prostate gland, BPH, prostatitis, blood in urine, bacterial infection and other maladies of the prostate. Significant instances or operating infections and morbidity is associated with biopsies and similar invasive diagnostic procedures. Urologists and other healthcare professionals billed between $1 and $2 billion for these procedures on average between 2011 and 2016. With an aging population and increased testing in the United State these numbers are projected to grow.

Prostate Cancer Diagnosis

The recommended age for prostate screening exams in the United States is age 50 and above, except for males aged 40 and above with a first-degree family history of prostate cancer. The rate of prostate cancer in U.S. males is 156 cases/100,000 males, and the National Cancer Institute estimates a total of 240,000 diagnosed new cases of prostate cancer in the U.S. annually.

The company estimates the total available North American market for prostate cancer diagnosis at approximately 3.5 million devices per year, the available European Union market at 4.2 million devices per year and the available market for the rest of the global markets at approximately 6 million devices per year, for a total available market size of approximately 14 million devices annually.

The Target Market

MedicaMetrix, Inc. will seek to establish a solid base and brand position in the $50 billion global market for diagnosing and treating prostate cancer. The CE Mark for ProstaMetrix allows us to sell this product in India, the UK, and the EU. The Company is in the process of seeking FDA 510(k) clearance to market our ProstaMetrix device in the United States. We believe the size of the addressable market specifically for ProstaMetrix is in excess of $1 billion.

The primary market for ProstaMetrix will be urologists in private practice or practicing as part of a larger medical clinic or hospital system. According to the American Urology Association, there are currently more than 3,000 urologist in India, more than 11,500 urologists in the European Union, and more than 13,000 in urologists the United States. Each urologist the United States performs an estimated 2,000 to 3,500 digital rectal exams annually.

Market Adoption Strategy

We believe that rapid market adoption of ProstaMetrix in the United States will be driven by patient preference, and cost savings from reducing the number of prostate needle biopsies and MRI procedures required to diagnose the character and extent of the patient’s disease. Due to the novel and innovative nature of our technology, we face some uncertainty related to pricing and insurance reimbursement for our current and potential products. Successful sales of ProstaMetrix, SureSet and our other product candidates depend on the availability of insurance coverage and adequate reimbursement from third-party payors. We will focus our marketing efforts on healthcare systems that achieve higher net profits based on medical cost savings and that, we believe, will see an advantage in integrating ProstaMetrix into their clinical protocols for diagnosing and monitoring prostate cancer and gauging long-term benign prostatic hyperplasia.

In the United States, no uniform policy of coverage and reimbursement for diagnostic assessment methodology exists among third-party payers, and coverage and reimbursement for products can differ significantly from payor-to-payor. Government authorities and other third-party payers, such as private health insurers and health maintenance organizations, decide which diagnostic procedures and follow-on treatments they will cover and the amount of reimbursement. Granting of reimbursement codes is driven by the level of clinical support available to demonstrate the efficacy and superiority of the technology when compared to other diagnostic methods. The company’s reimbursement consultant, Pinnacle Health Group, has developed coding recommendations for permanent coding and for interim reimbursement while we await CMS coding determination, which can take up to 24 months.

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In addition to reimbursement codes, MedicaMetrix will look to drive adoption with health systems that benefit from improved patient outcomes and reduction in medical costs. Our third avenue for driving market adoption will be to work directly with third-party payers and national health systems to integrate ProstaMetrix into protocols for prostate cancer diagnosis and treatment.

Marketing Strategy

Due to continuing COVID-19 challenges, MedicaMetrix plans to commence manufacturing and distribution of ProstaMetrix in India. MedicaMetrix will initially deliver ProstaMetrix as part of a “Starter Kit”, which will include two controllers, two battery chargers, and 10 encoders, at an estimated cost of approximately $2,750 to the end user customer. Additional controllers will be available for purchase if the medical practice would like a separate unit in each exam room. In addition, MedicaMetrix is planning to price the disposable encoders at $150 each. Cases of 10 disposable encoders will be discounted and sold at $1,350/box. To manage product warranty, regulatory compliance, and to facilitate “track and trace”, MedicaMetrix will track controller serial numbers and encoder batch numbers, the customers who receive each device and the parts that were used to assemble each device.

In addition to the standard advertising and marketing activities, such as attending the American Urological Association (AUA) and European Association of Urology (EAU) annual meetings and advertising in urology journals, the company plans to create marketing materials aimed at increasing initial trials of the product. MedicaMetrix also plans to publish results of the clinical trials in medical journals such as the Journal of Urology, British Journal of Urology, Cancer, and European Urology.

Sales and Distribution

MedicaMetrix anticipates that it will initially conduct sales of ProstaMetrix in India, beginning in the third quarter of 2021, followed by the UK and EU, commencing in the second quarter of 2022. Initially, we plan for our sales to be conducted directly from our office in Maastricht, the Netherlands and later through independent sales agents.

MedicaMetrix anticipates that once it is established in the UK/EU, it will launch in other overseas markets such as North America or Australia. When an FDA clearance has been received in the United States, MedicaMetrix will launch in the U.S. market.

Market Opportunity for SureSet

Intravenous IV infusion therapy is designed to deliver products systemically via an indwelling IV catheter. It is one of the quickest and most efficient methods for delivering therapy in the form of medications or solutions to improve dehydration or electrolyte imbalances. It can also be used to deliver nutrients and other therapeutic formulations. The procedure is generally considered to be invasive as it crosses the skin barrier and can occasionally be difficult to perform insertions on certain patients. The key is to be able to achieve success with the initial placement without the need to reposition or reinsert the catheter. Managing the connecting tubing is also important to minimize patient inconvenience and potential dislodgement of the IV catheter. Dislodgement rates with intravenous catheters are reported at 1.8% - 24% events per year resulting in failed venous access, interrupted treatment, and greater resource consumption requiring catheter replacement. Peripheral IV catheters are the most common IV device experiencing accidental dislodgement.

The IV market can be segmented based on product type, usage patterns, applications, end users and regions of the world. The most common differentiation for tubing sets is between standard gravity IV administration sets vs IV administration sets that operate with an infusion pump. Gravity IV administration sets are preferred because of their lower cost and ability to be used in settings without electric power. They are also common because of the large number of therapeutic applications being performed.

The most frequent applications are found in blood, veterinary, epidural, chemotherapy and autohemotherapy applications. Classifications of end users can be categorized into hospital, specialized clinics, ambulatory surgery centers, skilled nursing centers, home care and longer-term care facilities. Hospitals are considered the most attractive market. Geographically, the major markets for IV administration sets include North America, Europe, Asia Pacific, Latin American the Middle East and Africa. The largest market is North America because of the large geriatric population, the prevalence of chronic disease and the sophistication of health care facilities. The fastest growing markets are in countries with large populations and an increasing emphasis upon delivery therapies to address complex health conditions. The development and availability of therapies to address and treat chronic disease have expanded the number of patients undergoing infusion episodes in hospitals, infusion centers and other treatment facilities, thereby contributing to substantial growth in the IV market.

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The size of the global IV tubing set and accessory market is projected to reach $1.248 billion by the end of 2025. During the period of 2017 – 2025 the market is expected to record a CAGR of 3.7%. Most of this growth is attributed to an increase in the number of new applications, an expansion of available tubing sets and increased sales coverage in less well-developed markets. The primary IV tubing set segment accounted for a 28.5% market share in 2017 and is expected to increase to 29.5% by the end of 2025.

More than 300 million peripheral intravenous catheters are estimated to be sold in a typical year in the United States. It is also estimated that as many as 80% of all hospital patients in the U.S. will receive some form of infusion therapy. This segment is expected to be one of the primary revenue drivers followed by IV extension set during the forecasted period.

North America dominated the catheter securement devices market in 2016 with a highest revenue share, which can be attributed to the high number of surgeries. Surgeries typically lead to an increase in the demand for stabilization devices. Wide adoption of catheterization techniques in examination, diagnosis, and treatment is also one of the factors responsible for catheter securement device market growth in North America over the last decade. Increasing usage of intravascular catheters in this region is further anticipated to drive the market.

According to the Joint Commission, of the estimated 300 million catheters used each year in the United States, nearly 3 million are central venous.

Asia Pacific is expected to exhibit fastest growth over the next few years owing to a large patient pool, growing target population, high unmet needs, and improving infrastructure in the region. Growing demand for various surgeries, improving healthcare facilities, and increasing awareness among public and professionals are expected to boost growth in this region.

In 2016, the hospital segment held a majority of the share. High numbers of surgeries are being performed in hospitals. Catheters have been widely used in hospitals for various kinds of treatments. Prevalence of infections associated with their usage is high in hospitalized patients. Catheter-Associated Urinary Tract Infections (“CAUTI”) are the most commonly reported hospital-acquired infections, and their prevalence continues to increase.

According to American Nurses Association (“ANA”), more than 560,000 patients acquire CAUTI every year. Hospital-acquired infections are one of the major threats to patient safety and the American Journal of Infection Control estimates that these infections cost around $33 billion a year. Thus, the growing prevalence of infections in hospitals contributes to the large share held by this segment.

Factors Affecting Market Size

The CDC recommends the use of securement devices to reduce the risk of intravascular catheter-related infections. IV catheters are an indispensable part of patient care. Their growing usage increases the risk of patients contracting infections that range from being minor to life-threatening. Treatment of these infections results in rise in cost, increase in length of hospital stay, and increase in patient morbidity. As a result, stabilization of IV catheters has become a fundamental aspect of patient care and plays an important part in reducing related complications. In addition, guidelines on securement are issued by the UK National Institute for Health and Care Excellence (“NICE”) and the U.S. Occupational Safety and Health Administration (“OSHA”). The presence of such guidelines in addition to CDC’s recommendations is anticipated to drive the usage of stabilization devices.

There is also considerable evidence that the success of an IV catheterization is related to “first time success” and that the knowledge, confidence and skills of the nursing staff can make a big difference. Nurses that routinely perform these procedures often receive little vascular access training and have limited opportunities to practice their skills. There is also a great deal of staff rotation that occurs in infusion departments resulting in nurses with less vascular expertise. A recent study showed that the failure rate of IV procedures ranged from 35% to 50%, leading to early removal and/or reinsertion. Premature removal can lead to further complications including phlebitis, infiltration, catheter occlusion, catheter dislodgement and catheter related infection. We believe that a device that can ensure accurate and stable needle placement while also ensuring that catheter tubing does not interfere or become difficult to manage, will be a major improvement to the current methods.

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Cost of Dislodgement

The average cost of an uncomplicated IV infusion procedure ranges from $28 - $35 in the United States. Cost associated with dislodgement and re-siting PIVs may be considerable based on the sheer number of PIVs used per patient on insertion and attempts. In cases where the catheter needs to be removed and reinserted the repeat procedure costs the U.S. national health care system approximately $1.5 billion per year. According to research published in JAVA, a projected 19 million PIV-catheters may require replacement annually (based on a reported dislodgement rate of 12.9%), resulting in a cost of more than $266 million (based on a conservative estimate using half of that figure, times the more conservative estimated cost of $28 per catheter). Use of a securement device like SureSet with lower rates of accidental dislodgement could therefore result in a significant savings.

ProstaMetrix Competition

Though currently there are no direct competitors with ProstaMetrix, there are potential indirect competitors from imaging devices, and biomarkers. ProstaMetrix will need to gain market acceptance from practitioners and compete with other currently available and future tools for prostate disease diagnosis and management, including:

Prostate Cancer Blood Serum Markers. Over the last 30+ years, many prostate cancer specific blood serum and urine markers have been studied, few of which have been proven to be clinically successful in diagnosis of prostate cancer. MedicaMetrix, Inc. believes that an effective prostate cancer marker will eventually be developed, but due to expense, it will become an adjunct to other less costly techniques. Examples of potential markers include:

●	Stockholm 3, STHLM3 - a blood test that analyses a combination of six protein markers, over 200 genetic markers and clinical data (age, family history and previous prostate biopsies) ($224).
●	4Kscore Test from Opko Health, Inc. - a blood test that accurately identifies risk of aggressive prostate cancer ($395).
●	PCA3 – has been approved by the FDA to determine males who are appropriate for a repeat biopsy. We anticipate that attempts will be made to refine and expand application of the PCA3 test. ($385).
●	Prostatic Fluid Electrolyte Composition – identifies the consistent and significant decrease in citrate and zinc that is associated with the development and progression of prostate cancer. It has not been approved by the FDA for use in diagnosis of prostate cancer.

MRI, Trans-rectal MRI, and CAT Scan. Trans-rectal MRI is used to both diagnose the presence of cancer as well as to help guide biopsy evaluations, often in combination with TRUS. However, trans-rectal MRI’s greatest benefit is in identifying the presence and locations of prostate tumors. The major deficiency of MRI is the high cost of performing the test and the need for a radiologist to read the scan ($2,000-$2,600). Impractical as a long-term slow cancer growth monitoring apparatus.

Trans-rectal Ultrasound. TRUS is often considered the “gold standard” for measurement of prostate volume. TRUS creates an image of the prostate, and its volume can be inferred from the axial width, depth and height taken from TRUS images, with volume estimated using an accepted algorithm. However, TRUS has a relatively high cost, and TRUS reimbursement is limited in scope to TRUS-bx (TRUS-guided needle biopsies), brachytherapy, and surgical planning ($250-$1,000). With the same limitation as an MRI and a CAT scan.

Trans-abdominal Ultrasound. Trans-abdominal or pelvic ultrasound is performed by passing a small handheld device called an optical encoder back and forth externally over the lower belly (analogous to pre-natal ultrasound). Sound waves from the device bounce off tissues and create echoes. A computer uses the echoes to take a picture called a sonogram. In urology, trans-abdominal ultrasound is used to assess bladder volume, urine retention, and bladder stones. Ultrasound, in general, is good at differentiating soft tissue-fluid boundaries but is not good at distinguishing soft tissue-to-soft tissue boundaries.

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Mechanical Imaging Systems. There are several mechanical imaging systems under development (rectal probes with a pressure transducer pad to create a map of differentials of prostate tissue density through the rectal wall). Early results from companies like ProUroCare are promising. This technology represents a means of accurate, sensitive, objective, and recordable detection of hard nodules within the prostate. These systems are more hardware intensive and since none of these systems have made it to market, the results and impact on the market are speculative at this point. As with devices noted above is likely to have a utilization cost many times that of the ProstaMetrix device for monitoring or simple surveillance.

In addition to these biomarkers, research continues across many proteins or other biomarkers for prostate cancer. We believe that ProstaMetrix has significant cost advantages over these biomarkers.

SureSet Competition

As with ProstaMetrix, this medical device will need to gain actual market acceptance from practitioners, principally the nursing community. We will compete with companies that provide other devices that secure IVs, such as 3M (US), ConvaTec Group plc (UK), and Merit Medical Systems (US). In addition, we compete with other methods of securing peripheral intravenous catheters, currently in use, including medical tape.

Employees

As of May 31, 2021 we had thirteen full-time employees, three part-time employees, one intern and one contractor.

Regulation

Medical products and devices are regulated by the FDA in the United States and can be regulated by foreign governments for devices sold internationally. The Federal Food, Drug and Cosmetic Act and regulations issued by the FDA regulate testing, manufacturing, packaging, labelling, and marketing of medical devices. Under the current regulations and standards, we believe that our devices are subject to general controls, including compliance with labeling and record-keeping rules. For the FDA medical devices are classified into three class: Class I, Class II, and Class III. With Class I medical devices subjected to least regulatory control and Class III the most regulatory control. In general, most Class I devices are exempt from Premarket Notification 510(k); most Class II devices require Premarket Notification 510(k); and most Class III devices require Premarket Approval.

We believe that ProstaMetrix is a Class II medical device, and pre-market clearance for ProstaMetrix can be achieved through a 510(k) de novo submission. The SureSet peripheral IV device is a Class I device and as such merely requires registration with the FDA, which was completed in March 2021.

In the EU, and UK, manufacturing, packaging and marketing of medical devices is regulated by the Medical Device Regulation (“MDR”) and several ISO standards (e.g. 10993, ISO 60601, REACH and RoHs, etc.). In the EU ProstaMetrix is classified as Class 1m (class 1 with a measuring function) which requires a CE Mark before it can be sold. The CE Mark is also recognized in India. The CE Mark for ProstaMetrix was recertified in May 2021. SureSet is classified as a Class I (self-certify) device in the EU and does not require review by a Notified Body.

To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a device legally marketed in the United States that is not subject to PMA, commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k)-clearance process can exceed 180 days and may extend to a year or more.

To the extent there is not a similar marketed device a company would go through the De Novo classification process. The “de novo” process allows a company to work with the FDA to establish a new “device type” along with classification, regulation, necessary controls and product code which allows the device to become eligible to serve as a predicate for new medical devices (including itself) under 510(k).

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If the de novo regulatory pathway cannot be used to obtain clearance, the PMA process would be necessary to obtain authorization to market Class II medical devices, which we believe would include ProstaMetrix. The PMA process is much more costly and time consuming than the 510(k)-clearance pathway, because while 510(k) clearance requires demonstrating substantial equivalence to an existing predicate device by comparison to the predicate, the PMA process requires demonstrating the safety and efficacy of the candidate device by valid scientific evidence regarding its technology and clinical utility.

Our manufacturing processes and facilities are also subject to regulations, including the FDA’s Quality System Regulation (“QSR”) requirements. These regulations govern the way we manufacture our products and maintain documentation for our manufacturing, testing and control activities. In addition, to the extent we manufacture and sell products abroad, those products are subject to the relevant laws and regulations of those countries. For the EU and many other countries that recognize the CE Marking certification, their medical device Quality Management System (“QMS”) is certified under ISO 13485. MedicaMetrix obtained ISO 13485 certification for its US, EU, UK and Indian operations in September 2020.

Moreover, the labeling of our products and devices, our promotional activities and marketing materials are regulated by the FDA and various state agencies. Violations of regulations promulgated by these agencies may result in administrative, civil or criminal actions against us or our manufacturers by the FDA or governing state agencies. Similarly, these activities are governed by CE Marking in the UK, EU, as well as India and many other countries.

Finally, in many of the markets where we may do business in the future, the prices of medical devices are subject to reimbursement programs with varying price control mechanisms. In the United States, significant uncertainty exists as to the coverage and reimbursement status of any of our product candidates. Often private payers follow the coverage and reimbursement decisions of the Medicare program, and it is difficult to predict how CMS may decide to cover and reimburse approved products, especially novel products, and those determinations are subject to change. In addition, we will have similar requirements in other jurisdictions in which we intend to sell our products, including the United Kingdom, European Union, Canada, Australia, New Zealand, and India.

Current Status

In developing its regulatory approval strategy, the company has engaged Care-Safe, Inc., on November 23, 2020 a clinical research consulting firm based in Waltham, MA, as a regulatory and clinical trial advisor in relation to ProstaMetrix.

On June 26, 2020 the company also entered into a Consulting Agreement with ENEM Consulting, LLC, which is attached as an Exhibit to the Offering Statement of which this Offering Circular forms a part and pursuant to which ENEM Consulting, LLC will perform regulatory consulting, advisory and related services to and for the company related to our ProstaMetrix FDA submission. Under this agreement the company anticipates paying approximately $50,000 to ENEM Consulting, LLC for its consulting services to help the company finalize its submission to the FDA.

ProstaMetrix

The CE Mark allows us to sell ProstaMetrix in India, the UK, and the EU. MedicaMetrix is in the process of applying to the FDA for a 510(k) de novo clearance to market for ProstaMetrix to allow us to sell it in the United States. We hope to complete this process by the first quarter 2022. The entire process including the time it takes the FDA to respond is at least 12-14 months. MedicaMetrix has submitted a “Pre-Submission”. However, if we are unable to receive clearance using this process, we may be required to use the PMA process, which will take longer, be more expensive and may negatively affect the development of our business in the United States, if clearance is received at all.

We plan to apply to the CMS and/or the 13 regional Medicare/Medicaid centers for a new coding and coverage that will allow physicians to be reimbursed when performing a ProstaMetrix exam. We have developed a reimbursement strategy to allow reimbursement between product launch and a coding and coverage decision by CMC. Due to the current COVID-19 environment, it is difficult for us to estimate when preliminary results can be expected. The CPT is a uniform coding system consisting of descriptive terms and codes that are used primarily to identify medical services and procedures furnished by physicians and other health care professionals. These health care professionals use the CPT to identify services and procedures for which they bill public or private health insurance programs. The CPT codes are republished and updated annually by the American Medical Association. We believe that we may be able to obtain a CPT code for the ProstaMetrix device within nine to twelve months.

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SureSet

Registration with the FDA was completed in March 2021, which means that no further regulatory approvals are required to market SureSet in the United States. As previously noted, the Company intends to complete an IRB–approved study to evaluate the ease of use and the method for securing the device in a normative patient environment consistent with an infusion episode of care. The data generated in this study will be used to make an iterative submission to the FDA about SureSet’s efficacy, which submission is recommended before we commence sales of SureSet in the United States.

There are no regulatory barriers to sale in India, the UK, or the EU. We expect to commence revenue generation initially for SureSet in India in the third quarter of 2021 and broaden the scope of our sales into the UK, EU, and the United States as COVID-19 related restrictions on exports from India ease and we begin to generate revenue.

For the US market, SureSet does not need a CPT code as devices of this sort are considered medical supplies. IV Catheter apparatus and securement devices fall into an existing category which covers the specific use of the SureSet device in a medical setting.

Litigation

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

MedicaMetrix, Inc. does not own any real estate, office space or significant tangible assets. We currently lease our office space at 600 Suffolk Street, Suite 250, Lowell, MA 01854 from University of Massachusetts Lowell. The monthly rent for this lease is $2,750. This lease is due to expire on February 28, 2022 and may be renewed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion covers the audited financial statements from the inception period of May 13, 2020 through July 31, 2020, as well as the unaudited financial statements from July 31, 2020 to January 31, 2021, and should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The single most important financial event during the six months ended January 31, 2021 was the issuance of $3,000,000 in Series B Preferred Stock to Janus Henderson Research Fund (“Janus Henderson”) in January 2021. If converted to common shares today, Janus Henderson would own just under 20 percent of the outstanding common shares of the Company. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

MedicaMetrix, Inc. is an early-stage provider of medical technologies and products that improve the health and quality of life of people with chronic diseases. Our mission is to develop and market proprietary devices, including our principal product, ProstaMetrix, which focus on prostate disease diagnosis and continued monitoring, at substantially reduced cost compared with current technology.

The company anticipates that its revenues will eventually come from the following activities:

●	Sales of ProstaMetrix, specifically the encoder, and starter kits which include the controller
●	Sales of SureSet

Results of Operations

From inception through January 31, 2021, the company generated no revenues.

Total operating expenses from inception to July 31, 2020 were $193,074, of which $170,822 was spent on general and administrative costs and $22,252 was spent on research and development. Accordingly, the net loss for that period was $193,074.

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Total operating expenses for the six months ended January 31, 2021 was $1,017,987, of which $845,151 was spent on general and administrative costs, $97,146 was spent on research and development and $75,690 was spent on marketing. Accordingly, the net loss for the six months ended January 31, 2021 was $1,017,987.

Monthly Operating Expenses

Our expenses have increased during our short tenure as we ramp our capabilities and increase our ability to begin marketing and selling our products. For instance on July 31, 2020, the company’s monthly burn rate for operating expenses was approximately $81,200 per month, while as April 30, 2021, the company’s aggregate monthly expenses were running at a rate of $356,000 per month. The largest portion of these costs are general and administrative expenses which consisted primarily of payroll, consultancy payments, professional fees, marketing channel and website development, product development, legal fees, accountancy and audit costs and other operating expenses.

As of May 31, 2021, we had thirteen full-time employees, three part-time employees, one intern and one contractor, representing approximately $60,000 in monthly operating expenses. Seven executive officers are receiving compensation of $5,000 a month along with nominal health benefits from the company at this time. However, as we become more stable financially, we plan to gradually bring our employee compensation up to market and to offer health benefits to our employees. These additional expenditures will increase our monthly fixed costs.

We also pay $2,750 per month in rent for the lease of our main location at 600 Suffolk Street, Suite 250, Lowell, MA 01854. This lease is due to expire on February 28, 2022 and may be renewed.

Plan of Operation

Upon completion of this offering, the company intends to fund operations with the proceeds from this offering, funds from a Convertible Promissory Note offering and over the next 12 months, the company plans to do the following:

●	Renew our ISO 13485 certification;
●	Establish and staff Lowell, MA prototyping and low-volume production facility;
●	Manufacture initial product lot for ProstaMetrix clinical trials; Provide SureSet clinical study production run for efficacy determination and suitability studies;
●	Conduct ProstaMetrix UK/EU clinical trials;
●	Apply to the CMS for a new CPT code that will allow physicians to be reimbursed when performing a ProstaMetrix exam;
●	Obtain FDA 510(k) de novo clearance for ProstaMetrix (no such filing required for SureSet);
●	Add one or two additional individuals to Medical Advisory Board and recruit physicians;
●	Staff Indian production facility; and
●	Implement Maastricht, NL global sales and global distribution strategy.

Liquidity and Capital Resources

Prior to our formation, we commenced development activities and incurred start-up expenses. To pay for these expenses, as of July 31, 2020, the founders raised $450,200 from the sale of Preferred Membership Interests in the company. In November 2020, we raised $500,000 from a private placement under Regulation D, which commenced in June 2020, under which we sold 1,000,000 Preferred Membership Units of MedicaMetrix, LLC to accredited investors. In January 2021, we raised $3,000,000 from the sale of 2,727,273 shares of Series B Preferred Stock to Janus Henderson and in July 2021 we raised $25,000 from the sale of a convertible note.

As of March 31, 2021, we had $1,993,000 cash on hand compared to $256,210 in cash on hand as of July 31, 2020, reflecting the capital raises listed above, offset by monthly expenses. The company is not currently generating a profit. If we raise no funds in this offering, we will have sufficient cash to fund operations through October 31, 2021.

If we raise approximately $18,300,000 in this offering, we will be able to operate our company for four years, assuming we proceed full speed on all our projects, clinical studies and business development plans. If we are forced to delay or discontinue some of our projects due to industry and market changes resulting from COVID-19, for example, we will be able to operate the company for approximately 24 months. After that, if our revenues are not covering our expenses, we will require additional financing.

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The company leases an office suite in Lowell, Massachusetts for monthly payments of $2,750, commencing on June 1, 2020. The lease term expires on February 28, 2022. The term of this lease may be extended subject to the prior written approval of the lessor. This lease is revocable at any time upon thirty days’ written notice from the lessor.

Trend Information

Because we are still in the start-up phase and have only recently commenced operations, we are unable to identify any recent trends in revenue or expenses. We are, therefore, unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this offering to not be indicative of future operating results or financial condition.

COVID-19 will likely make it more difficult for us to raise funds through a credit facility or other fund-raising methods. Our intended use of cash to deploy into the development and marketing of our products has been negatively affected. Because it is more difficult to physically expand our operations due to the social distancing regulations and travel restrictions, it is more difficult for us to use this capital as intended at this time. See “Risk Factors – Our ability to raise capital and to commercialize our medical device products may be materially affected by the COVID-19 pandemic” for more information.

See the section entitled “Implications of Being an Emerging Growth Company” at the beginning of this offering Circular for a discussion of the modified reporting requirements for “emerging growth” companies that we may take advantage of should be become a public reporting company.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The company’s executive officers, directors, and significant employees are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Officers:
Robert Rudelius	Chief Executive Officer, President and Secretary	65	Appointed to an indefinite term of office on October 6, 2020	Full-time
Paul Edwards	Chief Financial Officer	69	Appointed to indefinite term of office on May 20, 2020	Full-time
Satish Vankayalapati	Treasurer	54	Appointed to an indefinite term of office on October 6, 2020	Full-Time
Christopher LaFarge	Chief Operating Officer	66	Appointed to indefinite term of office on July 1, 2020	Full-time
Peter N. Madras	Chief Scientific and Medical Officer	80	Appointed to indefinite term of office on January 29, 2021	30 hours per week
Jeff Muzzy	Chief Technology Officer	59	Appointed to indefinite term of office on July 1, 2020	25 hours per week
Richard Carlson	Global Business Development Executive Officer	65	Appointed to indefinite term of office on July 1, 2020	Full-Time
Directors:
Satish Vankayalapati	Chairman of the Board of Directors	54	Appointed to indefinite term of office on May 20, 2020
Robert Rudelius	Director	65	Appointed to indefinite term of office on May 20, 2020

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Robert Rudelius –Chief Executive Officer, President and Secretary

Mr. Rudelius co-founded the company in May 2020 and is the company’s Chief Executive Officer, President, Secretary and Director. Mr. Rudelius is also the Managing Partner of the Healthcare vertical of UrbanX Global Investors LLC, an investment company focused on innovation markets, which he joined in July 2020. Robert Rudelius has served as a member of the Board of Directors of Axogen, from September 2010 to September 30, 2020. From 2013 to 2019 he served as the Chairman of the Axogen’s Audit Committee and a member of its Compensation Committee. Axogen (NASDAQ: AXGN) is the leader in the science, development and commercialization of technologies for peripheral nerve regeneration and repair.

Since 2018, Mr. Rudelius has served on the Board of Directors for PetVivo Holdings, Inc., where he is Chairman of the Compensation Committee and a member of the Governance Committee. PetVivo (NASDAQ: PETV) is an emerging biomedical device company focused on developing innovative human medical device technologies for the companion animal market. Since 2001, Mr. Rudelius has been the Managing Director and CEO of Noble Ventures, LLC, a company he founded that provides advisory services to early-stage companies in the information technology, medical technology and loyalty marketing fields.

Earlier in his career, Mr. Rudelius served in several senior leadership roles such as CEO of Media DVX, Inc., a media technology company; President and COO of Control Data Systems (acquired by British Telecom), as well as Managing Partner of AT&T Solutions. From 1990 through 1995, Mr. Rudelius was a Partner at McKinsey & Company, where he served as a leader of Information Technology & Systems practices in the United Kingdom and Japan. He began his career at Arthur Andersen & Co. where he was a leader of the firm’s financial accounting systems consulting practice and designed and implemented large systems for technology and government clients.

Mr. Rudelius has an MBA from the Kellogg School of Management, Northwestern University in Evanston, Illinois.

Satish Vankayalapati – Treasurer and Chairman of the Board of Directors

Mr. Vankayalapati co-founded the company in May 2020 and became the company’s Chairman of the Board of Directors on May 20, 2020, subsequently assuming the additional role of Treasurer on October 6, 2020. Since 2019, Mr. Vankayalapati has been the Chief Executive Officer of UrbanX Global Investors, LLC, which invests in the technologies and supporting infrastructure powering the economy. The UrbanX Global, Investors, LLC’s focus areas include technology-enhanced healthcare and medical devices, platforms for enhancing and securing the online environment, and real estate aligned with the new dynamics of how we work, live, and deliver services. Mr. Vankayalapati has extensive experience in real estate, technology, and healthcare, across all facets of the value-chain, from acquisition through development and divestment and exit.

During 2018-2019, Mr. Vankayalapati served as the President of Capri Capital Partners, the $3.6 billion real estate asset management firm. In 2018, Mr. Vankayalapati served as an Advisor to a $13 billion emerging market-focused private equity firm, where he provided guidance to the senior investment and operating leadership related to their healthcare assets in excess of $1 billion. From 2015-2018, Mr. Vankayalapati served as the Chairman of Orvito, an Internet of Things technology company.

Earlier in his career, Mr. Vankayalapati was a Partner at McKinsey and Company, where he was a co-leader in the real estate and infrastructure practice, and as well as a member of the technology practice. He advised clients in strategic mergers and acquisitions in excess of $100 billion. He served some of the largest real estate developers, technology companies and private equity firms globally.

Mr. Vankayalapati holds a Master of Business Administration degree from the Kellogg School of Management, Northwestern University, and an undergraduate degree in Mechanical Engineering.

Paul Edwards – Chief Financial Officer

Mr. Edwards joined the company as its CFO on May 20, 2020. Mr. Edwards was previously partner of the Chicago based private equity real estate firm Capri Capital Partners, LLC from 2006 until 2018. He oversaw the Eastern portion of the United States for the firm, responsible for sourcing funds and identifying equity and debt opportunities. He also headed-up the firm’s international business. From 2002 until 2004 he was senior vice president with Marsh McLennan Securities, where he was called upon to create a securitization group having become a leader in the field at WestLB AG. Over ten years Mr. Edwards established and built the ABS business at WestLB AG, growing the business to over $20 billion in underwritings - one of the five largest such groups in the US. He was a member of the Bank’s executive management committee and chaired the ABS investment committee. Mr. Edwards served as a member of the board of directors of the investment bank, WestLB Panmure Securities, Inc., one of two Americans on the German board. He joined Barclays DeZoete Weld in 1992 as an Assistant Director, where he established both of the firm’s commercial paper funded asset-back vehicles and booked the first billion dollars of deals for the institution. Mr. Edwards began his career in the international banking group of Citicorp, living and working in Europe and the MENA region.

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Mr. Edwards received his MBA from the Wharton School of Business and a BA degree in Anthropology from Dartmouth College.

Christopher LaFarge – Chief Operating Officer

Mr. LeFarge joined MedicaMetrix, LLC in June, 2020. He was the President and CEO of MedicaMetrix, Inc., the predecessor organization to MedicaMetrix, LLC, from 2004 to 2018. At MedicaMetrix he invented ProstaMetrix, obtained European regulatory approval (CE Marking certification), and created scalable, manufacturing procedures for the device, and developed a quality management system which received an ISO 13485 certification. Since 2019, Mr. LaFarge has also been the COO of Bach Pharma, a pharmaceutical company developing therapeutics for the treatment of neurodegenerative diseases like ALS and Parkinson’s and other life threatening redox and inflammation-related illnesses like radiation, chemical poisoning, or viral and bacterial infections like pneumonia. Mr. LaFarge is also working with an artificial intelligence company in Atlanta GA, IMARC AI, to develop AI-based decision support for ICU/ER physicians as well as other healthcare AI applications.

From 1994-2003 Mr. LaFarge was the CFO and Director of Business Development for IIC, which was created to build and market expert systems, intelligent devices, and control systems for the exploration, drilling, and production segments of the “upstream” petroleum industry. IIC created an autonomous robotic system called the Micro-Rig to replace coiled tubing and wireline rigs for evaluation of active oil and gas wells. This was sold to Halliburton in 2003.

Mr. LaFarge is an operationally focused director and executive, with extensive experience as a senior executive in closely held companies including entrepreneurial start-ups, high-growth, and mature organizations. He has also served on the Boards of several privately held corporations, as well as educational and non-profit boards. He has acquired deep experience in the areas of product development, life sciences, QA systems, and financing. An energetic and outgoing executive who understands business issues and focuses on leading by building relationships and collaborating at all levels. Mr. LaFarge has provided strategic leadership for early stage, life science, and medical device companies in the fields of urology, anesthesiology, intensive care, and neuroscience as well as companies in the oil and gas, management consulting, and natural resources industries. He has significant experience in raising both debt and equity capital.

Mr. LaFarge has an MBA from the Yale School of Management, an MFS in environmental Science from Yale University, and a BA in Biology from Harvard College.

Peter N. Madras, MD – Chief Scientific and Medical Officer

Dr. Madras joined the company in January 2021. Dr. Madras had a 30-year career as a transplant and vascular surgeon at Harvard Medical School, where he was Associate Professor of Surgery, and attending surgeon at the Beth-Israel Deaconess Medical Center. Before training in surgery, Dr. Madras was the Medical Program director at the Avco-Everett Research laboratory, a 750-person aerospace R and D facility which had multiple contracts in atmospheric re-entry, plasma physics, high powered lasers, fluid and material sciences. Under Dr. Madras, the medical group created the first mechanical circulatory assist system in 1968, the intra-aortic balloon pump, which is still in use today.

Dr. Madras spent 5 years on faculty of the University of Toronto where, from 1977 to 1980 he was the Canadian Delegate to the ISO Technical Committee on Vascular Grafts. In1996 Dr. Madras was appointed by Governor Weld to the State Board of Registration in Medicine which he served until 2002 and chaired for the final 2 years. He served for six years on the National Board of Medical Examiners. Dr. Madras was a founder of a commercial IRB, Asentral, Inc. in 2002, which was sold to the Biomedical Research Affiliates of New York in 2020. Dr. Madras was president of the Medical Development Group of Boston from 2015 to 2020 and is currently a Lecturer in the Institute for Medical Engineering and Science of the Massachusetts Institute of Technology.

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Dr. Madras was born in Canada, received a commission in the Royal Canadian Air Force in the field of telecommunications and radar, attended McGill University Medical School and graduated as a University Scholar in 1965. He holds 3 patents and has published over 70 papers.

Jeff Muzzy – Chief Technology Officer

Mr. Muzzy joined the company as its Chief Technology Officer in June 2020. Over the past 13 years, as the CEO of BlackMoon Designs, Inc., he has consulted numerous companies in the automotive sector, including Ford (Sync), GM (OnStar), Nissan-Renault (Connect and Alliance), and Chrysler-Fiat (Uconnect). This work involved IOT (Internet of Things) and connected car distribution technologies.

Mr. Muzzy has worked in the information technology industry for 35 years for multibillion-dollar companies and start-ups. During his 15-year career at Microsoft, Mr. Muzzy led teams that designed and released Microsoft Windows (1.0 – XP, Win 10), Microsoft Word, Excel and Exchange and was a system architect for MSN Backend Services and Application Architecture.

In addition, Mr. Muzzy has created several pieces of hardware and software used by millions of users daily. Mr. Muzzy serves as a board member to an AI (Artificial Intelligence) company that is developing computer vision and alerting functions for automobiles, and a technology company developing sports equipment process automation solutions.

Richard Carlson – Executive Vice President, Global Business Development

Mr. Carlson became the company’s Executive Vice President, Marketing and Global Business Development in July 2020. He served as Vice President of International Marketing at MedicaMetrix, Inc. from 2015 to 2017. In that position, he was responsible for setting up a subsidiary company in the Netherlands and initiated a multi-center clinical trial in the United Kingdom and Europe. Mr. Carlson identified and built relationships with key urology constituency groups to establish support for ProstaMetrix, and developed support systems to manage distribution, order processing and after-sales service. He also designed clinical protocols for conducting scientific studies including the collection and analysis of data.

Mr. Carlson has more than 20 years of prostate disease market experience and has been involved in companies focused on the specialty of urology for more 30 years. Mr. Carlson has proven leadership track record in the United States, Europe and other global markets.

Prior to MedicaMetrix, Inc., Mr. Carlson served as the CEO of ProUroCare Medical, Inc., a developer of a mechanical imaging device that creates a real-time color image of the prostate. Between 2017 and July 2020, Rick served as the Director of Business Development for Atlantic Bio Ventures, Inc., a company with an innovative product and technology for eliminating biofilm and other bacteria in water-based facilities. His primary contributions at this company were the development of a U.S. and an international dealer network which resulted in a 65% increase in sales (yoy) in 2019.

Earlier in his career, Mr. Carlson identified clinical and economic benefits of a range of MedTech devices and products, developed requirements for obtaining clinical validation and regulatory approvals in the United States and Europe. He also designed training materials and scalable in-service training programs for physicians, and developed product, clinical, regulatory and commercialization strategies for marketing the products. Mr. Carlson created unique MedTech device business models, reimbursement strategy, billing models to maximize revenue, and acquired and helped submit more than 20 patents to provide a strong intellectual property position. He also helped four medical device companies to develop go-to-market strategies and developed channel and distribution strategies. His previous urology work experience in the medical device industry includes extended commitments at a gamut of industry leaders such as American Medical Systems, C. R. Bard, Boston Scientific and Advanced Surgical Intervention, Medtronic and Vicon Systems.

Mr. Carlson has a BA with honors in Business/Economics from the University of Minnesota, and an MBA with honors in Marketing from the Carlson School of Business at the University of Minnesota.

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ADVISORY BOARD

MedicaMetrix benefits from an advisory board of highly respected individuals. To date, we have compensated our advisory board in preferred stock.

John A. Libertino, M.D. – Medical Advisor

Dr. Libertino is a renowned urologist and Senior VP of Clinical Business Development at Emerson Hospital in Concord, MA. His clinical interests include urologic surgery, adrenal cancer, renal cancer, bladder cancer, continent diversions, prostate cancer, urethral cancer and testes cancer. Dr. Libertino formerly served as the Chairman and CEO at Lahey Clinic Medical Center, as well as Chairman of the Division of Surgery and Vice Chairman of the Board of Trustees and Director of the Sophia Gordon Cancer Center. He previously served as Editor-in-Chief of The American Journal of Urology Review and has been honored with numerous awards throughout his career.

Mahesh Desai, M.D. – Medical Advisor

Dr. Mahesh Desai is the Head of Robotic Surgery at the Centre for Robotic Surgery, and co-founder and Managing Trustee at Muljibhai Patel Urological Hospital in Nadiad, India. One of the most renowned urologists in India, he has published over 750 scientific papers in the fields of urology, prostate cancer and robotic surgery. Dr. Desai has also served as President of the World Endourological Society, the Société Internationale d’Urologie and the Urological Society of India.

Daniel E. Larkin, M.D. - Medical Advisor

Dr. Larkin is affiliated with the M Health Fairview system. He has a vibrant full-spectrum Family Medicine practice and has provided hospital-based care at Legacy HealthEast St. John’s Hospital, St. Joseph’s Hospital, and other hospitals in the Twins Cities for 25 years. Dr. Larkin has a passion for thinking through ways to better the delivery of care using innovative medical devices and is the inventor of MedicaMetrix’s SureSet family of securement devices. Dr. Larkin has been recognized as Preceptor of the Year by the University of Minnesota Medical School.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended July 31, 2020, no executive officers or directors were compensated.

In July 2020, we began compensating Christopher LaFarge in his capacity as Chief Operating Officer, in the amount of $5,000 per month.

In January 2021, we also began compensating seven additional executive officers in the amount of $5,000 per month each. Once we begin generating revenue as a company, we anticipate increasing compensation to these executive officers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations”.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 30, 2021, the MedicaMetrix, Inc. voting securities that are owned by our executive officers, directors and other persons holding more than 10% of any series of the company’s voting securities. The address of each officer and director is the company’s address as set forth on the cover page of this Offering Circular.

			Amount and
	Name and	Amount and	nature of
	address of	nature of	beneficial
	beneficial	beneficial	ownership		Percent of
Title of Class	owner(1)	ownership	acquirable		class(6)
Common Stock	Satish Vankayalapati	3,500,000			35.0	% (7)
Common Stock	Robert Rudelius	3,465,000			34.7	% (8)
Common Stock	UrbanX Global Investors, LLC(2)	1,150,000			11.5%
Common Stock	Noble Ventures, LLC(3)	1,500,000			15.0%
Common Stock	All current executive officers and directors as a group (7 people)	10,975,001	85,000	(5)(10)	69.9 8	% (9)(10)
Series A Preferred Stock	Jeanne Rudelius Trust(4)	250,000			25.0%
Series A Preferred Stock	John Mega	200,000			20.0%
Series A Preferred Stock	William and Jacqueline Rudelius	150,000			15.0%
Series A Preferred Stock	Steven Hartley	100,000			10.0%
Series A Preferred Stock	All current executive officers and directors as a group (4 people)	85,000			8.50%
Series B Preferred Stock	Janus Henderson Research Fund(11)	2,727,273			100%

(1)	The address for all the executive officers and directors is c/o MedicaMetrix, Inc., 600 Suffolk Street Suite 250, Lowell, MA 01854.
(2)	The address of UrbanX Global Investors, LLC is 255 Park Ave, Worcester, MA 01609.
(3)	The address of Noble Ventures, LLC is 4240 Promenade Way #233, Marina del Rey, CA 90292.
(4)	The address of Jeanne Rudelius Trust is 1850 Major Drive, Golden Valley, MN 55422
(5)	Shares acquirable through the conversion of Preferred Shares.
(6)	Based on 10,000,000 shares of Common Stock, 1,000,000 shares of Series A Preferred Stock, and 2,727,273 shares of Series B Preferred Stock outstanding.
(7)	35% does not including shares held by UrbanX Global Investors, LLC, of which Satish Vankayalapati is the Chief Executive Officer and 70% owner with voting and investment control. If included, Satish would beneficially own 42.7% of the shares of Common Stock and control the vote of 42.7% of the shares of Common Stock.
(8)	34.7% does not including shares held by Noble Ventures, LLC, of which Robert Rudelius is the Managing Director, and Chief Executive Officer and 78% owner with voting and investment control. If included, Robert would beneficially own 46.7% of the shares of Common Stock and control the vote of 46.7% of the shares of Common Stock.
(9)	69.8% does not include shares held indirectly by the founders Satish Vankayalapati and Robert Rudelius through Urban X Global Investors LLC and Noble Ventures, LLC respectively. If included, the founders, current executive officers and immediate relatives of the founders, Jeanne Rudelius Trust and William and Jacqueline Rudelius would beneficially own 76.3% of the shares of Common Stock and control the vote of 76.3% of the shares of Common Stock. Jeanne Rudelius holds voting and investment control over the Jeanne Rudelius Trust.
(10)	Each share of Series A and Series B is currently convertible on a 1-for-1 basis into common stock.
(11)	The address of is Janus Henderson Research Fund is c/o Janus Capital Management LLC, 151 Detroit Street, Denver, CO 80206.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On May 15, 2020, the company entered into a management consulting agreement with UrbanX Global Investors, LLC. Under this agreement the company receives certain operational, management, financial, staffing, technical, logistics, administrative and other support services from UrbanX Global Investors, LLC. UrbanX Global Investors, LLC owns 15% of the Common Stock of the Company. The company pays direct costs for such services, as defined in the agreement, including salaries, wages and payroll expenses. During the six months ending January 31, 2021, the Company paid $204,515 for management services and as of January 31, 2021 owed $121,038 to UrbanX Global Investors, LLC. In January 1, 2021, the company began paying a $30,000 monthly fee to UrbanX Global Investors, LLC, which fee will be adjusted on a quarterly basis depending on the extent of services provided, as described in the agreement. There are no terms or conditions associated with the repayment of these amounts. It is the intention of all parties to continue in this manner. The agreement has a one-year term, automatically renewable for successive one year terms unless terminated by the parties and is included as an Exhibit to the Offering Statement of which this Offering Circular is part.

SECURITIES BEING OFFERED

The company is offering up to 4,000,000 shares of Common Stock to investors in this offering.

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DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of the company’s capital stock that will be created prior to any closing under this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company’s Certificate of Incorporation and its Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of MedicaMetrix’s capital stock, you should refer to its Certificate of Incorporation, its Bylaws, and to the applicable provisions of the Delaware General Corporation Law.

MedicaMetrix’s authorized capital stock consists of 25,000,000 shares of Common Stock, $0.0001 par value per share, 1,000,000 shares of Series A Preferred Stock, $0.0001 par value per share, and 3,000,000 shares of Series B Preferred Stock, $0.0001 par value per share

Common Stock

General

The voting, dividend and liquidation rights of the holders of the company’s Common Stock are subject to and qualified by the rights, powers and privileges of the holders of its Preferred Stock as set forth in the Certificate of Incorporation.

Voting Rights

Each holder of the company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Series A Preferred Stock and Series B Preferred Stock, as detailed in the company’s Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or a Deemed Liquidation Event (as defined in the company’s certificate of incorporation) of the company, after the payment of all preferential amounts required to be paid to the holders of shares of Series B Preferred Stock, the remaining funds and assets available for distribution will be first distributed among the holders of Series A Preferred Stock (on an as-converted basis), and only then to the holders of Common Stock, based on the number of shares of Common Stock held by each such holder.

Series A Preferred Stock

Voting Rights

Each holder of MedicaMetrix’s Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis and will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Common Stock, as detailed in the company’s Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

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Conversion Rights

Shares of Series A Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of Common Stock per share of Series A Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of a dividend or other distribution payable in additional shares of Common Stock, reclassification, exchange, substitution, merger or consolidation.

Additionally, each share of Series A Preferred Stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act or upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted basis.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or a Deemed Liquidation Event such as the sale, merger or consolidation of the company or, as further set forth in the certificate of incorporation, all holders of Series A Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Series A Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share plus any declared but unpaid dividends with respect to such shares or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. The “Series A Original Issue Price” for the Series A Preferred Stock will initially be equal to $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they are entitled, the holders of shares of Series A Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock and payment of all preferential amounts required to be paid to the holders of shares of Common Stock, the remaining funds and assets available for distribution to the stockholders of the company will be distributed among the holders of shares of Series A Preferred Stock, on an as converted basis, and holders of shares of Common Stock, pro rata based on the number of shares of Common Stock (assuming the conversion of the Series A Preferred Stock) held by each such holder.

Series B Preferred Stock

Voting Rights

Each holder of MedicaMetrix’s Series B Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred B Stock held by such holder are convertible. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series B Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis and will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Dividend Rights

Holders of Series B Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Common Stock, as detailed in the company’s Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

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Conversion Rights

Shares of Series B Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of Common Stock per share of Series B Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of a dividend or other distribution payable in additional shares of Common Stock, reclassification, exchange, substitution, merger or consolidation.

Additionally, each share of Series B Preferred Stock will automatically convert into Common Stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act at a price of at least $3.30 per share, resulting in at least $20,000,000 of gross proceeds to the Company, or upon the affirmative election of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class on an as-converted basis.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or a Deemed Liquidation Event such as the sale, merger or consolidation of the company or, as further set forth in the certificate of incorporation, all holders of Series B Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Series A Preferred Stock and Common Stock. Holders of Series B Preferred Stock will receive a liquidation preference equal to an amount for each share equal to the Series B Original Issue Price for such share plus any declared but unpaid dividends with respect to such shares. The “Series B Original Issue Price” for the Series B Preferred Stock will initially be equal to $1.10 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they are entitled, the holders of shares of Series B Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock and payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the company will be distributed among the holders of shares of Preferred Stock, on an as converted basis, and holders of shares of Common Stock, pro rata based on the number of shares of Common Stock (assuming the conversion of the Preferred Stock) held by each such holder.

2020 Equity Incentive Plan

Under our 2020 Equity Incentive Plan, adopted by our Board of Directors in September of 2020 and attached as an Exhibit to the Offering Statement of which this Offering Circular forms a part, our employees and/or consultants can receive incentive stock options and non-statutory stock options. Incentive stock options and non-statutory stock options may be granted to our employees and consultants and, when vested, may be used to purchase up to an aggregate of 1,500,000 shares of our Common Stock. To date, no options have been exercised.

The 2020 Equity Incentive Plan will be administered by the company’s Board of Directors, a committee appointed by the Board, or any combination thereof, as determined by the Board. The committee’s administrator has the power to, among other things, select the employees and consultants to whom awards may from time to time be granted and to determine the number of shares to be covered by each award.

With respect to incentive stock options, the Plan provides that the exercise price of each such option granted (i) to an employee of the company who at the time of the grant owns stock representing more than 10% of the voting power of all classes of company’s stock, shall have a price per share of no less than 110% of the fair market value on the date of grant and (ii) any other employee, the per share exercise price will be no less than 100% of the fair market value on the date of grant. The Plan requires that all such options have a term of not more than 10 years from the date of the grant of such options (or five years from the date of grant in the case of 10% stockholders). However, any options will terminate immediately if their holder is terminated by the company for Cause, as defined in the 2020 Equity Incentive Plan.

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Pursuant to the provisions of the Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any one calendar year cannot exceed $100,000. No such options have yet been exercised.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the Commission. For the fiscal year ended July 31, we will make annual filings on Form 1-K, which will be due by the end of November each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due in April of each year, which will include unaudited financial statements for the six months to January 31. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

We may supplement the information in this Offering Circular by filing a Supplement with the Commission.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering a maximum of 4,000,000 shares of Common Stock. The minimum investment is 50 shares, or $250.00.

The company has engaged Dalmore Group LLC (“Dalmore”), a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA/SIPC, to provide broker-dealer services in connection with this Offering. Dalmore’s services include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, and the review of subscription agreements and investor information. As compensation for these services Dalmore will receive a $5,000 advance fee for accountable expenses and a $20,000 consulting fee. In addition, Dalmore will receive a fee of 1% on the aggregate amount of capital raised under this Offering. Persons who desire information about the offering may find it atwww.medicametrix.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

Commissions and Discounts

The following table shows the total discounts and commissions payable to The Dalmore Group in connection with this offering:

	Per Share	Total
Public Offering Price	$5.00	20,000,000
Placement Agent Commissions	$0.05625	225,000
Proceeds, before expenses, to us	$4.94375	19,775,000

The company has also engaged Public Yield Capital for an initial period of six months to provide marketing services to us in connection with this offering.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the Common Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by wire, debit card, credit card or electronic funds transfer via ACH to an account designated by us. Checks will not be accepted. Tendered funds will remain in the designated account until a closing has occurred. Upon closing, funds tendered by investors will be made available to the company for its use.

41

In order to invest you will be required to subscribe to the offering via our website and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

Funds will be deposited into a segregated account maintained at Novation Solutions Inc. (O/A DealMaker and hereinafter “DealMaker”), which will act as a funds collection agent for the offering. Dealmaker is an online platform administering this offering for the benefit of the company. There is no escrow established for this offering.

All subscribers will be instructed by the company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the designated account. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into the designated account does not necessarily result in their receiving shares; those funds may be returned.

In the event that the company terminates the offering while investor funds are held in the designated account, those funds will promptly be refunded to each investor without deduction or interest.

Vstock Transfer, LLC will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

In the event that it takes some time for the company to raise funds in this offering, the company will rely on financial support from its management, or funds raised in other exempt offerings of securities.

No Selling Shareholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to MedicaMetrix, Inc.

Provisions of Note in Our Subscription Agreement

Our subscription agreement includes a forum selection provision that requires any claim against the company based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Delaware. This forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted this provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company.

42

MEDICAMETRIX, INC

(Formerly known as MEDICAMETRIX, LLC)

FINANCIAL STATEMENTS

For the period from August 1, 2020 through January 31, 2021 and for the year ended July 31, 2020

F-1

MEDICAMETRIX, INC

BALANCE SHEETS

JANUARY 31, 2021 (UNAUDITED) AND

JULY 31, 2020 (AUDITED)

	January 31, 2021 (unaudited)	July 31, 2020

ASSETS

CURRENT ASSETS
Cash	$2,729,996	$256,210
Prepaid expenses	316	34,167
Advances – related party	88,000	62,348
TOTAL CURRENT ASSETS	2,818,312	$352,725

PROPERTY AND EQUIPMENT, NET	11,440	-

TOTAL ASSETS	$2,829,752	$352,725

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$355,497	$41,935
Accrued expenses	69,202	52,674
Other liabilities	-	990
TOTAL CURRENT LIABILITIES	424,699	95,599

MEMBERS’ EQUITY	-	257,126

STOCKHOLDERS’ EQUITY

Series A Preferred Stock, $.0001 par value, 1,000,000 shares authorized, issued and outstanding (liquidation preference of $500,000)	100	-
Series B Preferred Stock, $.0001 par value, 3,000,000 shares authorized, 2,727,273 shares issued and outstanding (liquidation preference of $3,000,000)	273	-
Common Stock, $.0001 par value 25,000,000 shares authorized, 10,000,000 issued and outstanding	200	-
Additional paid-in capital	3,615,541	-
Accumulated deficit	(1,211,061)	-
TOTAL STOCKHOLDERS’ EQUITY	2,405,053	257,126

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,829,752	$352,725

The accompanying notes are an integral part of these financial statements

F-2

MEDICAMETRIX, INC

STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JANUARY 31, 2021 (UNAUDITED) AND

FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020 (AUDITED)

	Six Months Ended	Inception (May 13,
	January 31, 2021 (unaudited)	2020 to July 31, 2020)

OPERATING EXPENSES
General and administrative	$845,151	$170,822
Research and development	97,146	22,252
Marketing	75,690	-

NET LOSS	$1,017,987	$193,074

Earnings per share – basic and diluted	$(0.10)	$(0.02)

Weighted Average Common shares outstanding – basic and diluted	10,000,000	10,000,000

The accompanying notes are an integral part of these financial statements

F-3

MEDICAMETRIX, INC

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JANUARY 31, 2021 (UNAUDITED) AND

FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020 (AUDITED)

		Members’ Equity				Stockholders’ Equity
	TOTAL	Common Units	Common Units Value	Preferred Units	Preferred Units Value	Series A Preferred Shares	Series A Preferred Stock Par Value	Series B Preferred Shares	Series B Preferred Stock Par Value	Common Stock Shares	Common Stock Par Value	Additional Paid-In capital	Accumulated Deficit

Balance, May 13, 2020	$-	-	-	-	-	-	-	-	-	-	-	-	-

Contributions	450,200	10,000,000	200	900,000	450,000

Share of net loss	(193,074)		(177,132)		(15,942)

Balance July 31, 2020	257,126	10,000,000	(176,932)	900,000	434,058

Transfer beginning deficit	-		177,132		15,942								(193,074)

Contributions	10,000			20,000	10,000

Sale of preferred stock	3,040,000					80,000	2	2,727,273	273			3,039,725

Stock based compensation programs	131,220											131,220

Transfer contribution	-		(200)		(460,000)		98				200	459,902

Transfer units		(10,000,000)		(920,000)		920,000				10,000,000

Net loss	(1,017,987)		(216,874)		(19,752)								(781,361)

Transfer loss	-		216,874		19,752								(236,626)

Less:
Reorganization costs	(5,000)											(5,000)
Stock issuance costs	(10,306)											(10,306)

Balance January 31, 2021	$2,405,053	-	$-	-	$-	1,000,000	$100	2,727,273	$273	10,000,000	$200	$3,615,541	$(1,211,061)

The accompanying notes are an integral part of these financial statements

F-4

MEDICAMETRIX, INC

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JANUARY 31, 2021 (UNAUDITED) AND

FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020 (AUDITED)

	Six Months Ended	Inception (May 13,
	January 31, 2021 (unaudited)	2020 to July 31, 2020)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,017,987)	$(193,074)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation expense	1,330	-
Stock based compensation expense	131,220	-
Changes in operating assets and liabilities
Prepaid expenses	33,851	(34,167)
Accounts payable	313,562	41,935
Accrued expenses	16,528	52,674
Other liabilities	(990)	990
Net cash used for operating activities	(522,486)	(131,642)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(12,770)	-
Advances - related party	(25,652)	(62,348)
Net cash used for investing activities	(38,422)	(62,348)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of members’ interest	10,000	450,200
Proceeds from sale of preferred stock	3,040,000	-
Reorganization costs	(5,000)	-
Stock issuance costs	(10,306)	-
Net cash provided from financing activities	3,034,694	450,200

NET INCREASE IN CASH	2,473,786	256,210

CASH, BEGINNING OF THE YEAR	256,210	-

CASH, END OF YEAR	$2,729,996	$256,210

Cash paid during the period for:
Interest	$-	-
Income taxes	$-	-

The accompanying notes are an integral part of these financial statements

F-5

MEDICAMETRIX, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2021

NOTE 1 – NATURE OF BUSINESS

MedicaMetrix, Inc. (“MedicaMetrix” or the “Company”) was incorporated on May 13, 2020 and is located in Lowell, Massachusetts. MedicaMetrix provides innovative technologies and device solutions that transform the healthcare status quo, leading to better medical outcomes, streamlined care and enhanced patient experience.

MedicaMetrix is leading the development of a new paradigm that transforms the diagnosis, treatment, and management of prostate health by filling the gap between PSA testing and imaging / biopsies. The ProstaMetrix system is a minimally invasive medical device designed to accurately measure the volume of the prostate gland early in the diagnostic process. ProstaMetrix helps physicians assess a patient’s prostate status to better plan and monitor diagnostic procedures, treatments, drug therapies, and guide recommendations for active surveillance versus prostate biopsies.

MedicaMetrix is planning on releasing a number of devices including the SureSet™ Securement device, which secures the catheter hub and infusion tube with a stable site bandage which secures and organizes the tubing for easy access and removal. This one simple device streamlines infusion set-up, allows safe and easy access, while reducing variation and improve safety.

The Company is planning to manufacture a substantial portion of these devices in India. To facilitate this production, on January 12, 2021 for $1,600 the Company acquired MedicaMetrix Devices Pvt. Ltd., an Indian company. Since the activity in the Indian company from January 12 to January 31, 2021 was insignificant, the financial information from the Indian company is not included in these statements.

The Company is subject to the risks common to start-up companies in the biotechnology and medical device industries including, but not limited to, developments by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, commercialization of existing and new products, and compliance with U.S. Food and Drug Administration (FDA) and foreign regulations and approval requirements, as well as the ability to grow the Company’s business through appropriate commercial strategies.

NOTE 2 – GOING CONCERN AND MANAGEMENT PLANS

Management has concluded there is considerable doubt about the Company’s ability to continue as a going concern. The Company has not yet commenced planned operations and to date, has not yet generated any revenue. The Company has sustained a net loss of $1,211,061 for the period from inception (May 13, 2020) to January 31, 2021. The Company’s ability to continue as a going concern for a further twelve months beyond that is dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund the Company’s operations. As of January 31, 2021 ongoing operational expenses were approximately $280,000 per month. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our capability to implement our business plan. These matters raise some question about our ability to continue as a going concern. If we cannot continue as a sustainable entity, our stockholders may lose some or all of their investment in us. The accompanying financial statements do not include any adjustments related to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

F-6

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP) for interim financial information and in accordance with Rule 8-03 or Regulation S-X per Regulation A requirements. This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation have been included. These interim financial statements should be read in conjunction with the audited annual financial statements of the Company for the period ended July 31, 2020. The results of operations for the six months ended January 31, 2021 are not necessarily indicative of the results that may be expected for the full year. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity.

Earnings per Common and Common Equivalent Share

During the period from May 13, 2020 to October 6, 2020 the company operated as a Limited Liability Company (LLC) (Note 10). Since each unit of the member’s interest in the LLC was converted to one share of common stock, the LLC units were treated as common stock equivalents for earnings per share calculations.

The computation of basic earnings per common share was computed using the number of common shares outstanding during the period. After the inception of the company no additional shares of common stock or common stock equivalents were issued. Diluted loss per common share is the same as basic loss per common share because the inclusion of potential common shares is antidilutive.

Cash and Concentration of Credit Risk

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. On January 31, 2021, cash consisted solely of bank accounts.

Financial instruments that subject the Company to concentrations of credit risk include cash. The Company maintains cash in a large well capitalized financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of January 31, 2021, the Company’s uninsured cash bank balance totaled $2,479,996.

The Company has no credit lines with any commercial bank.

Use of Estimates

The financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenue, costs and expenses in the financial statements and disclosures in the accompanying notes. Actual results and outcomes may differ materially from management’s estimates, judgments and assumptions.

F-7

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are also recognized for operating losses, contribution carryforwards and tax credits that are available to offset future taxable income.

In the fiscal year ended July 31, 2020, the Company filed an Entity Classification Election with the Internal Revenue Service to be taxed as a corporation. As disclosed in Note 10, in October 2020, the Company converted from an LLC to a corporation and there is no impact on the tax accounts because there was no change in tax status.

Advances – related party

Advances – related party represents payments made to a related party. See Note 5.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Research and Development Expense

The cost of research, development and product improvement are charged to expense as they are incurred, unless they have alternative future uses, then these costs are capitalized. The Company’s costs incurred from inception through January 31, 2021 have been expensed.

Stock Based Compensation

The Company accounts for stock options issued to employees as share-based compensation. The cost to the employees is measured at the grant date, based on the estimated fair value of the award and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant based upon management’s estimation as to the value of the stock.

The Company measures compensation expense for its non-employee stock-based compensation. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date the commitment for performance by the counterparty has been completed. The fair value of the option is charged directly to stock-based compensation expenses and credit to additional paid-in capital.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. Early adoption is permitted, but no earlier than fiscal year beginning after December 15, 2020, including interim periods therein. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company is currently evaluation the impact of this standard on its financial statements and related disclosures.

F-8

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases an office suite in Lowell, Massachusetts for monthly payments of $2,750, commencing on June 1, 2020. The lease term expires on February 28, 2022. The term of this lease may be extended subject to the prior written approval of the lessor. This lease is revocable at any time upon thirty days’ written notice from the lessor. Rent expense for the six months ended January 31, 2021 was $16,500.

Future minimum lease payments, at January 31, 2021 are as follows:

Six months ended July 31, 2021	$16,500
Year ended July 31, 2022	$19,250

NOTE 5 – RELATED PARTY TRANSACTION

The Company has entered into a management consulting agreement with UrbanX Global Investors, LLC. A Director, who owns 35% of the Founders shares of the Company, also owns 90% of UrbanX Global Investors, LLC. UrbanX Global Investors, LLC owns 15% of the Founders shares of the Company. During the period ending January 31, 2021, the Company paid $204,515 for management services and as of January 31, 2021, the Company owes $121,038 to UrbanX Global Investors, LLC which is included in accounts payable in the accompanying balance sheets.

There are no terms or conditions associated with the repayment of these amounts. It is the intention of all parties to continue in this manner.

As of January 31, 2021, the Company has advanced $88,000 to UrbanX Global Investors, LLC.

NOTE 6 – ACCRUED EXPENSES

Accrued expenses consist of the following:

	January 31, 2021	July 31, 2020
Employee compensation	$35,000	$9,000
Professional, legal, and accounting fees	30,800	41,834
Other	3,402	1,840

	$69,202	$52,674

F-9

NOTE 7 – SHAREHOLDER INTERESTS AND RIGHTS

The Stockholders Interests shall be represented by issued and outstanding shares, which are divided into three types.

Common Stock

Each Common Stock is entitled to one vote. As of January 31, 2021, 10,000,000 shares of Common Stock are issued and outstanding. The shares were issued in exchange for members’ interest.

Series A Preferred Stock

Voting Rights

Each holder of MedicaMetrix’s Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis and will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Common Stock, as detailed in the company’s Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Shares of Series A Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of Common Stock per share of Series A Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of a dividend or other distribution payable in additional shares of Common Stock, reclassification, exchange, substitution, merger or consolidation.

Additionally, each share of Series A Preferred Stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act or upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted basis.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or a Deemed Liquidation Event such as the sale, merger or consolidation of the company or, as further set forth in the certificate of incorporation, all holders of Series A Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Series A Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share plus any declared but unpaid dividends with respect to such shares or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. The “Series A Original Issue Price” for the Series A Preferred Stock will initially be equal to $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they are entitled, the holders of shares of Series A Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock and payment of all preferential amounts required to be paid to the holders of shares of Common Stock, the remaining funds and assets available for distribution to the stockholders of the company will be distributed among the holders of shares of Series A Preferred Stock, on an as converted basis, and holders of shares of Common Stock, pro rata based on the number of shares of Common Stock (assuming the conversion of the Series A Preferred Stock) held by each such holder.

Series B Preferred Stock

Voting Rights

Each holder of MedicaMetrix’s Series B Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred B Stock held by such holder are convertible. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series B Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis and will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

F-10

Dividend Rights

Holders of Series B Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Common Stock, as detailed in the company’s Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Shares of Series B Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of Common Stock per share of Series B Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, the issuance of a dividend or other distribution payable in additional shares of Common Stock, reclassification, exchange, substitution, merger or consolidation.

Additionally, each share of Series B Preferred Stock will automatically convert into Common Stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act at a price of at least $3.30 per share, resulting in at least $20,000,000 of gross proceeds to the Company, or upon the affirmative election of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class on an as-converted basis.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or a Deemed Liquidation Event such as the sale, merger or consolidation of the company or, as further set forth in the certificate of incorporation, all holders of Series B Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Series A Preferred Stock and Common Stock. Holders of Series B Preferred Stock will receive a liquidation preference equal to an amount for each share equal to the Series B Original Issue Price for such share plus any declared but unpaid dividends with respect to such shares. The “Series B Original Issue Price” for the Series B Preferred Stock will initially be equal to $1.10 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they are entitled, the holders of shares of Series B Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock and payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the company will be distributed among the holders of shares of Preferred Stock, on an as converted basis, and holders of shares of Common Stock, pro rata based on the number of shares of Common Stock (assuming the conversion of the Preferred Stock) held by each such holder.

Incentive Stock Plan

The Company has reserved 2,170,000 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company under the 2020 Incentive Plan. During the six months ending January 31, 2021, under the Plan options to purchase 582,500 shares were granted and are currently outstanding, and 1,587,500 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Incentive Plan.

The stock options are exercisable at a price equal to the value at the date of the grant as set by the Board of Directors. Options are vested either after a 3-to-4-year vesting period or when specific milestones are reached, or services performed. All options expire seven years from the date of the grant.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

The stock option expense for the six months ended January 31, 2021 was $131,220 and included in the statement of operation as follows:

General and administrative	$108,611
Research and development	22,609

F-11

The following is a summary of the option activity:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding - July 31, 2020	0	$1
Granted	582,500	$1
Exercised	0	$1
Forfeited cancelled	0	$1
Outstanding - January 31, 2021	582,500	$1	5.96
Exercisable - January 31, 2021	82,500	$1	3.59

The Company has $451,280 in unrecognized stock-based compensation expense attributable to outstanding options and will be amortized over a period of 2.8 years.

NOTE 8 – INCOME TAXES

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse.

Additionally, the Company must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. The Company has provided a full valuation allowance on the Company’s deferred tax assets because the Company believes it is more likely than not that its deferred tax assets will not be realized. The Company evaluates the recoverability of its deferred tax assets on a quarterly basis. Currently, there is no provision for income taxes as the Company has incurred losses to date.

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

Statutory income tax rate	21.00%
Increase resulting from:
State taxes	7.10
Change in valuation allowance	(28.10)

Effective tax rate	0%

The Company’s total deferred tax assets and deferred tax asset valuation allowance on January 31, 2021 is as follows:

Deferred tax attributed to:

Start-up costs	$221,463
Stock based compensation expense	36,906
Depreciation	374
Total deferred tax assets	$258,743
Less valuation allowance	(258,743)
Net deferred taxes	$0

As of January 31, 2021 the Federal net operating loss of $89,029 will be carryforward indefinitely. The amount available each year is subject to 80% of taxable net income. The Massachusetts loss of $39,016 will be carryforward for 19 - 20 years and the Minnesota loss of $47,338 will be carryforward for 14 - 15 years.

A valuation allowance was provided in the current year financial statements relating to the above net operating loss carryforwards because the Company believes that there may be a greater than 50 percent probability that the loss carryforwards will not be utilized. Accordingly, a valuation allowance of $258,743 was provided. The Company has always been taxed as a corporation. The valuation allowance at inception of the Company was $0.

The Company’s Federal and state tax returns are open and subject to examination. The typical open period is three years from the date the return is filed.

FASB ASC 740 requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company’s income tax returns to determine whether the income tax positions meet a “more likely than not” standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes. As of January 31, 2021, the company has no material uncertain tax positions.

F-12

NOTE 10 – REORGANIZATION

On October 6, 2020, MedicaMetrix converted from a Delaware limited liability company to a Delaware corporation. As a result, holders of MedicaMetrix, LLC common units received one share of MedicaMetrix, Inc. common stock for each MedicaMetrix, LLC common membership interest they owned. Similarly, holders of Series A preferred membership interests received one share of MedicaMetrix Series A preferred stock for each Series A preferred membership interest they held. The holders of MedicaMetrix, Inc. Series A preferred stock receive economically equivalent rights and preferences that they were entitled to as holders of MedicaMetrix, LLC Series A preferred membership interests. Each share of MedicaMetrix, Inc. common stock and each share of MedicaMetrix, Inc. Series A preferred stock provides the holder with the right to one vote.

All property, rights, privileges, powers and franchises of MedicaMetrix, LLC vested in MedicaMetrix, Inc., and all debts, liabilities and duties of MedicaMetrix LLC became debts, liabilities and duties of MedicaMetrix, Inc. All References to the former member’s equity accounts in MedicaMetrix, LLC have been adjusted to reflect this reorganization.

NOTE 11 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at January 31, 2021:

Equipment	$12,770
Less: accumulated depreciation	(1,330)

Total	$11,440

Depreciation expense for the six months ended January 31, 2021 totaled $1,330.

There was no depreciation expense for the period from inception through July 31, 2020.

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NOTE 12 – SUBSEQUENT EVENTS

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that, other than as disclosed herein, there were no such events requiring recognition or disclosure in the financial statements.

Renewed CE Marking for ProstaMetrix

CE Marking is an administrative marking with which the manufacturer affirms its conformity with European health, safety, an environmental protection standards for products would within the European Economic Area. This enables the product to be distributed and sold within the EU and the UK.

License Agreement

On March 1, 2021 MedicaMetrix entered into a license agreement with Bruce Shingleton.

Under the terms of this license agreement, MedicaMetrix holds an exclusive discrete geographic market license to underlying technologies used by MedicaMetrix for its Superior VAS MedTech device. The license agreement includes both the right to Bruce Shingleton’s issued patent as well as future filed patent applications in the U.S. and international markets. The effective term of the license agreement extends through the term of the related patents. In the event of default, licensor may also terminate the agreement if MedicaMetrix fails to cure a breach. The license agreements contain the following key terms:

1.	Pay for the assignment of rights and the license granted forty thousand US Dollars ($40,000).
2.	Royalty calculated Quarterly: (i) for the five-year period starting on the first sale of a Licensed Product in the Territory (excluding the United States), a royalty of four percent (4%) of net sales of all licensed products sold, (ii) five-year period starting on the first sale of a Licensed Product in the United States or Canada, a royalty of four percent (4%) of Net Sales of all Licensed Products in the United States and Canada.
3.	If MedicaMetrix enters into any agreement with any assignee or purchaser of a Licensed Patent or any Subject Technology, in lieu of any further applicable Royalty payments to Superior VAS, MedicaMetrix will pay to Superior VAS ten percent (10%) of any Proceeds arising from or otherwise received in consideration for such agreement.

Currently, MedicaMetrix has not yet paid any royalties to Bruce Shingleton for the product as the product has yet to generate any sales.

F-14

MEDICAMETRIX, LLC

FINANCIAL STATEMENTS

For the inception period of May 13, 2020 through July 31, 2020

F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MedicaMetrix, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of MedicaMetrix, LLC (the “Company”) as of July 31, 2020, the related statements of operations, changes in members’ equity and cash flows for the period from inception (May 13, 2020) through July 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020, and the results of its operations and its cash flows for the period from inception through July 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has not generated any revenue and has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from when these financial statements were available to be issued. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and the PCAOB.

F-16

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. An audit is subject to the jurisdiction of the PCAOB if the audit is of an issuer or a non-issuer broker-dealer registered with the SEC. PCAOB Rule 1001(i)(iii) defines an “issuer” as “an issuer (as defined in Section 3 of the Exchange Act), the securities of which are registered under Section 12 of that Act, or that is required to file reports under Section 15(d) of that Act or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, and that it has not withdrawn. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum llp

We have served as the Company’s auditor since 2020.

Boston, MA
December 18, 2020

F-17

MEDICAMETRIX, LLC

BALANCE SHEET

JULY 31, 2020

ASSETS

CURRENT ASSETS
Cash	$256,210
Prepaid expenses	34,167
Advances - related party	62,348
TOTAL CURRENT ASSETS	352,725

TOTAL ASSETS	$352,725

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$41,935
Accrued expenses	52,674
Other liabilities	990
TOTAL CURRENT LIABILITIES	95,599

MEMBERS’ EQUITY	257,126

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$352,725

The accompanying notes are an integral part of these financial statements.

F-18

MEDICAMETRIX, LLC

STATEMENT OF OPERATIONS

FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

OPERATING EXPENSES
Research and development	$22,252
General and administrative	170,822

NET LOSS	$193,074

The accompanying notes are an integral part of these financial statements.

F-19

MEDICAMETRIX, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

	Common Units	Preferred Units*	Total

BEGINNING MEMBERS’ EQUITY, MAY 13, 2020	$-	$-	$-

Contributions	200	450,000	450,200

Share of net loss	(177,132)	(15,942)	(193,074)

ENDING MEMBERS’ EQUITY, JULY 31, 2020	$(176,932)	$434,058	$257,126

*	The Preferred Units have a liquidation value of $450,000 at July 31, 2020.

The accompanying notes are an integral part of these financial statements.

F-20

MEDICAMETRIX, LLC

STATEMENT OF CASH FLOWS

FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(193,074)
Changes in operating assets and liabilities:
Prepaid expenses	(34,167)
Accounts payable	41,935
Accrued expenses	52,674
Other liabilities	990
Net cash used for operating activities	(131,642)

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances made to related party	(62,348)
Net cash used for investing activities	(62,348)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of members’ interest	450,200
Net cash provided by financing activities	450,200

Net increase in cash	$256,210

Cash paid during the period for:
Interest	$-
Income taxes	$-

The accompanying notes are an integral part of these financial statements.

F-21

MEDICAMETRIX, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

NOTE 1 – NATURE OF BUSINESS

MedicaMetrix, LLC (“MedicaMetrix” or the “Company”) was incorporated on May 13, 2020 and is located in Lowell, Massachusetts. The Company’s fiscal year ends on July 31st. MedicaMetrix provides innovative technologies and device solutions that transform the healthcare status quo, leading to better medical outcomes, streamlined care and enhanced patient experience.

MedicaMetrix is leading the development of a new paradigm that transforms the diagnosis, treatment, and management of prostate health by filling the gap between PSA testing and imaging / biopsies. The ProstaMetrix system is a minimally invasive medical device designed to accurately measure the volume of the prostate gland early in the diagnostic process. ProstaMetrix helps physicians assess a patient’s prostate status to better plan and monitor diagnostic procedures, treatments, drug therapies, and guide recommendations for active surveillance versus prostate biopsies.

MedicaMetrix is planning on releasing a number of devices including the SureSet™ Securement device, which secures the catheter hub and infusion tube with a single site bandage and organizes the tubing for easy access and removal. This one simple device streamlines infusion set-up, allows safe and easy access, while reducing variation and improve safety.

The Company is subject to the risks common to companies in the biotechnology and medical device industries including, but not limited to, developments by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, commercialization of existing and new products, and compliance with U.S. Food and Drug Administration (FDA) and foreign regulations and approval requirements, as well as the ability to grow the Company’s business through appropriate commercial strategies.

NOTE 2 – GOING CONCERN AND MANAGEMENT PLANS

Management has concluded there is substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from when these financial statements were available for issuance. The Company has not yet commenced planned operations and to date, has not yet generated any revenue. The Company has sustained a net loss of $193,074 for the period from inception (May 13, 2020) to July 31, 2020. The Company’s ability to continue as a going concern for a further twelve months beyond that is dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund the Company’s operations. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our capability to implement our business plan. These matters raise some question about our ability to continue as a going concern. If we cannot continue as a sustainable entity, our stockholders may lose some or all of their investment in us. The accompanying financial statements do not include any adjustments related to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

F-22

MEDICAMETRIX, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash and Concentration of Credit Risk

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At July 31, 2020 cash consisted solely of bank accounts. There were no cash equivalents as of July 31, 2020.

Financial instruments that subject the Company to concentrations of credit risk include cash. The Company maintains cash with various major financial institutions that management believes are of high credit quality.

Use of Estimates

The financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenue, costs and expenses in the financial statements and disclosures in the accompanying notes. Actual results and outcomes may differ materially from management’s estimates, judgments and assumptions.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

F-23

MEDICAMETRIX, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred tax assets are also recognized for operating losses, contribution carryforwards and tax credits that are available to offset future taxable income.

The Company filed an Entity Classification Election with the Internal Revenue Service to be taxed as a corporation. As disclosed in Note 10, in October 2020, the Company converted from an LLC to a corporation and there is no impact on the tax accounts because there was no change in tax status.

Research and Development Expense

The cost of research, development and product improvement are charged to expense as they are incurred.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, who is the Company’s Chief Executive Officer, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business in one operating segment.

NOTE 4 – PATENTS

In May 2020, investors contributed, and the Company owns or is the exclusive licensee of six issued U.S. patents and one international patent that support the ProstaMetrix product. In accordance with the guidance under SAB Topic 5.G, “Transfers of Nonmonetary Assets by Promoters or Shareholders,” patents were recorded at their historical cost of zero, which may differ from fair value.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company leases an office suite in Lowell, Massachusetts for monthly payments of $2,750, commencing on June 1, 2020. The lease term expires on February 28, 2021. The term of this lease may be extended subject to the prior written approval of the lessor. This lease is revocable at any time upon thirty days’ written notice from the lessor. The rent expense for the period from inception through July 31, 2020 was $5,500.

F-24

MEDICAMETRIX, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Future minimum lease payments are as follows as of July 31, 2020:

Year ended July 31, 2021	$19,250

NOTE 6 – RELATED PARTY TRANSACTION

The Company has entered into a management consulting agreement with Urbanx Global Investors, LLC. A Director, who owns 35% of the Founders shares of the Company, also owns 90% of Urbanx Global Investors, LLC. Urbanx Global Investors, LLC owns 15% of the Founders shares of the Company. During the period ending July 31, 2020, the Company paid $66,152 for management services and as of July 31, 2020 has advanced $62,348 to Urbanx Global Investors, LLC.

There are no terms or conditions associated with the repayment of these amounts. It is the intention of all parties to continue in this manner.

NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following as of July 31, 2020:

Employee compensation	$9,000
Professional, legal, and accounting fee	41,834
Other	1,840

$52,674

NOTE 8 – MEMBER’S INTERESTS AND RIGHTS

The Membership Interests of the Members shall be represented by issued and outstanding Units, which are divided into three types.

Common Units

Each Common Unit is entitled to one vote. As disclosed in Note 4, investors contributed patents and were issued 10,000,000 Common Units in May 2020. As of July 31, 2020, 10,000,000 Common Units remain issued and outstanding.

F-25

MEDICAMETRIX, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

NOTE 8 – MEMBER’S INTERESTS AND RIGHTS (CONTINUED)

Preferred Units

The holders of Preferred Units receive certain preferences that holders of Common Units do not receive, including 1) a distribution preference providing a return of their full capital contribution prior to any distribution to holders of common membership interests; 2) a liquidation preference whereby, in the case of a liquidation event, the Preferred Unit holders are entitled to a full return of their invested capital prior to any return of capital to holders of Common Units and 3) Pre-Emptive Rights which provide a 25% discount on an equal amount of New Securities, as defined in the agreement, until June 15, 2022. Each Preferred Unit is entitled to one vote. As of July 31, 2020, 900,000 Preferred Units are issued and outstanding.

Incentive Units

Under the Amended and Restated Limited Liability Company Agreement, the Company is authorized to issue Incentive Units to Managers, Officers, employees, consultants or other service providers. The number of Incentive Units that the Company may issue pursuant to the Incentive Plan, when combined with any Restricted Incentive Units and any Unrestricted Incentive Units, already issued and outstanding shall not exceed 10% or 1,500,00 Incentive Units of the aggregate total of all Units outstanding on a Fully Diluted Basis as of the date of the proposed grant. The Incentive Units do not have voting rights. As of July 31, 2020, no Incentive Units have been issued.

NOTE 9 – INCOME TAXES

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. Additionally, the Company must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. The Company has provided a full valuation allowance on the Company’s deferred tax assets because the Company believes it is more likely than not that its deferred tax assets will not be realized. The Company evaluates the recoverability of its deferred tax assets on a quarterly basis. Currently, there is no provision for income taxes as the Company has incurred losses to date.

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

Statutory Federal income tax rate	21.00%
Decrease resulting from:
State tax adjustment	9.10
Change in valuation allowance	(30.10)
Effective tax rate	0%

F-26

MEDICAMETRIX, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

NOTE 9 – INCOME TAXES (CONTINUED)

The Company’s total deferred tax assets and deferred tax asset valuation allowance at July 31, 2020 is as follows:

Deferred tax attributed to:
Start-up and organizational costs	$48,133
Net operating loss	6,275

Total deferred tax assets	$54,408
Less valuation allowance	(54,408)
Net deferred taxes	$0

The Federal net operating loss of $20,224 will be carryforward indefinitely. The Massachusetts loss of $8,456 will be carryforward for 20 years and the Minnesota loss of $13,796 will be carryforward for 15 years.

A valuation allowance was provided in the current year financial statements relating to the above net operating loss carryforwards because the Company believes that there may be a greater than 50 percent probability that the loss carryforwards will not be utilized. Accordingly, a valuation allowance of $54,408 was provided.

The Company’s Federal and state tax returns are open and subject to examination. The typical open period is three years.

FASB ASC 740 requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company’s income tax returns to determine whether the income tax positions meet a “more likely than not” standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes. As of July 31, 2020, the Company has no material uncertain tax positions.

NOTE 10 – SUBSEQUENT EVENTS

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that, other than as disclosed herein, there were no such events requiring recognition or disclosure in the financial statements.

Issuance of Preferred Units

The Company issued an additional 100,000 Preferred Units for $50,000. These Preferred Units were issued between August 1, 2020 through November 17, 2020.

F-27

MEDICAMETRIX, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (MAY 13, 2020) TO JULY 31, 2020

NOTE 10 – SUBSEQUENT EVENTS (CONTINUED)

License Agreement

On August 1, 2020, MedicaMetrix entered into a license agreement with Daniel Larkin, M.D. Under the terms of this license agreement, MedicaMetrix holds an exclusive worldwide license to underlying technologies used by MedicaMetrix for its SureSet Securement device.

The license agreement includes both the right to Dr. Larkin’s issued patent as well as future filed patent applications in the U.S. and international markets. The effective term of the license agreement extends through the term of the related patents. In the event of default, licensor may also terminate the agreement (after written notice) if MedicaMetrix fails to cure a breach. The license agreements contain the following key terms:

●	Payment of royalty fees of 4.5% based on net revenue of the licensed product
●	Reimbursement of certain product development expenses; and
●	Other payments or equity options of various amounts based on achieving certain milestones.

Currently, MedicaMetrix has not yet paid any royalties to Dr. Larkin for the SureSet product as the product has yet to generate any sales.

Reorganization

On October 6, 2020, MedicaMetrix converted from a Delaware limited liability company to a Delaware corporation. As a result, holders of MedicaMetrix, LLC common units received one share of MedicaMetrix, Inc. common stock for each MedicaMetrix, LLC common membership interest they owned. Similarly, holders of Series A preferred membership interests received one share of MedicaMetrix Series A preferred stock for each Series A preferred membership interest they held. The holders of MedicaMetrix, Inc. Series A preferred stock receive economically equivalent rights and preferences that they were entitled to as holders of MedicaMetrix, LLC Series A preferred membership interests. Each share of MedicaMetrix, Inc. common stock and each share of MedicaMetrix, Inc. Series A preferred stock provides the holder with the right to one vote. In addition, the Company adopted the 2020 Equity Incentive Plan, whereby the Company may grant options and restricted stock to employees and consultants.

COVID-19

The COVID-19 pandemic has disrupted economic activity worldwide. Management is evaluating the impact of these events as information becomes available to make decisions to protect its operations and employees. No determination has been made as to the impact on these financial statements of the COVID-19 pandemic as of the date these financial statements were available to be issued.

F-28

PART III

INDEX TO EXHIBITS

1.1	Broker-Dealer Agreement with The Dalmore Group dated August 10, 2020
2.1	Amended and Restated Certificate of Incorporation
2.2	Bylaws
3.1	Investor Rights Agreement dated January 25, 2021
3.2	Right of First Refusal and Co-Sale Agreement dated January 25, 2021
4.1	Form of Subscription Agreement
5.1	Voting Agreement dated January 25, 2021
6.1	Confirmatory Assignment of Patent Rights dated May 18, 2020
6.2	Consulting Agreement with ENEM Consulting dated June 26, 2020
6.3	SOW with Pinnacle Healthcare Group dated June 23, 2020
6.4	Master Employment Agreement dated June 15, 2020
6.5	Services Agreement with UrbanX Global Investors dated May 15, 2020
6.6	Acquisition Asset Term Sheet with Daniel Larkin dated August 1, 2020
6.7	2020 Equity Incentive Plan
6.8	Side Letter re Series B Preferred Stock Financing January 25, 2021
11.1	Consent of Marcum LLP, Independent Registered Public Accounting Firm
12.1	Opinion of CrowdCheck Law, LLP

* Portions of the exhibit have been omitted

43

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lowell, State of Massachusetts, on September 13, 2021.

MEDICAMETRIX, INC.

/s/ Robert Rudelius
By	Robert Rudelius, Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert Rudelius
Robert Rudelius, Chief Executive Officer, President, Secretary and Director
Date: September 13, 2021

/s/ Paul Edwards
Paul Edwards, Chief Financial Officer and Principal Accounting Officer
Date: September 13, 2021

/s/ Satish Vankayalapati
Satish Vankayalapati, Chairman of the Board of Directors
Date: September 13, 2021

44